Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

PINNACLE FOODS INC.,

SLOPE ACQUISITION INC.

and

BOULDER BRANDS, INC.

Dated as of November 24, 2015

i

Exhibits

A     Offer Conditions

B     Certificate of Incorporation

Disclosure Letter

Company Disclosure Letter

INDEX OF DEFINED TERMS

Term	Section
Acceptable Confidentiality Agreement	8.1
Acceptance Time	1.1(d)
Adverse Recommendation Change	5.4(d)
Affiliate	8.1
Agreement	Preamble
Alternate Financing	5.17(b)
Antitrust Condition	Exhibit A
Applicable Exchange	8.1
Balance Sheet Date	3.11(a)(i)
Bank Marketing Period	5.17(f)
Book-Entry Shares	2.1(c)(ii)
Borrower	4.7
Business Day	8.1
Businesses	8.1
Certificate of Merger	1.7
Certificates	2.1(c)(ii)
CFIA	8.1
Chosen Courts	8.5
Closing	1.6
Closing Date	1.6
Code	3.15(b)
Commitment Letter	4.7
Common Stock	Recitals
Company	Preamble
Company Acquisition Agreement	5.4(a)
Company Assets	3.7
Company Benefit Plans	3.15(a)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Credit Agreement	8.1
Company Disclosure Letter	Article III
Company Equity Awards	2.3(c)
Company Financial Advisor	3.26
Company Material Adverse Effect	8.1
Company Option	2.3(a)
Company Organizational Documents	8.1
Company Permits	3.21(a)
Company RSU	2.3(c)
Company SAR	2.3(b)
Company SEC Reports	3.9
Company Stock Plans	8.1
Company Termination Fee	7.6(a)
Confidentiality Agreement	5.3(c)

Continuing Directors	1.3
Contract	8.1
Damages	5.6(b)
DGCL	Recitals
Dissenting Shares	2.4(a)
DOJ	5.8(b)
Effective Time	1.7
Employee	5.5(a)
Environmental Law	3.18
ERISA	3.15(a)
ERISA Affiliate	8.1
Exchange Act	1.1(a)
Excluded Shares	2.1(b)
Expenses	5.10
FDA	8.1
Fee Letter	4.7
Financing	4.7
Financing Letters	4.7
Financing Sources	8.1
Food and Drug Act	3.23(a)
Food Laws	3.23(a)
FTC	5.8(b)
Fully Diluted Shares	Exhibit A
GAAP	3.10(a)(ii)
Governmental Authority	8.1
Governmental Authorizations	3.6
Hazardous Substances	8.1
HSR Act	3.6(d)
Indemnified Parties	5.6(a)
Intellectual Property	8.1
Intervening Event	8.1
IRS	3.15(b)
Knowledge	8.1
Law	8.1
Legal Actions	3.13
Lender	4.7
Liabilities	3.11(a)
Licensed Intellectual Property	8.1
Liens	8.1
Material Contracts	3.14(a)
Maximum Premium	5.6(c)
Measurement Date	3.8(a)
Merger	Recitals
Merger Consideration	2.1(c)(i)
Merger Sub	Preamble
Minimum Tender Condition	Exhibit A

v

New Commitment Letter	5.17(b)
New Plans	5.5(c)
Non-Party Affiliates	8.1
Offer	Recitals
Offer Conditions	1.1(b)
Offer Documents	1.2(a)
Offer Price	Recitals
Old Plans	5.5(c)
Option Consideration	2.3(a)
Orders	8.1
Outside Date	7.2(a)
Owned Intellectual Property	8.1
Parent	Preamble
Parent Assets	4.5(b)
Parent Contracts	4.5(c)
Parent Material Adverse Effect	8.1
Participant	3.15(a)
Paying Agent	2.2(a)
Payment Fund	2.2(b)
Permits	3.21(a)
Permitted Lien	8.1
Person	8.1
Preferred Stock	3.8(a)
Products	3.21(c)
Representatives	8.1
Required Bank Information	5.17(f)
Rights or rights	8.1
Schedule 14D-9	1.4(b)
SEC	1.1(a)
Securities Act	1.4(a)
Seller Related Party	8.1
Stockholder List Date	1.4(e)
Subsidiary	8.1
Superior Proposal	8.1
Suppliers	3.21(c)
Surviving Bylaws	1.10
Surviving Charter	1.9
Surviving Corporation	1.5
Takeover Laws	3.27
Takeover Proposal	8.1
Tax Returns	8.1
Taxes	8.1
Transactions	Recitals
USDA	8.1
Willful and Material Breach	7.5

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of November 24, 2015 (this “Agreement”), by and among Pinnacle Foods Inc., a Delaware corporation (“Parent”), Slope Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Boulder Brands, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company have approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition, Parent has agreed to cause Merger Sub to commence a tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase any and all of the outstanding shares of common stock of the Company, par value $0.0001 per share (“Common Stock”) at a price of $11.00 per share of Common Stock (such amount or any different amount per share paid pursuant to the Offer and this Agreement, the “Offer Price”), subject to any required withholding of Taxes, net to the seller in cash without interest, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as soon as practicable following acceptance for payment of the shares of Common Stock pursuant to the Offer, Merger Sub will be merged with and into the Company, on the terms and subject to the conditions set forth in this Agreement (the “Merger”), with the Merger to be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”), at a meeting thereof duly called and held, has (a) unanimously approved and declared advisable this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”), (b) determined that it is in the best interests of the Company and the stockholders of the Company that the Company enter into this Agreement and consummate the Transactions on the terms and subject to the conditions set forth in this Agreement, (c) resolved that the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Acceptance Time, and (d) resolved to recommend to the stockholders of the Company that they accept the Offer and tender their shares of Common Stock pursuant to the Offer (the “Company Board Recommendation”);

WHEREAS, the board of directors of Merger Sub has (a) approved and declared advisable this Agreement and the Transactions, (b) declared that it is in the best interests of Merger Sub and its sole stockholder that Merger Sub enter into this Agreement and consummate the Transactions on the terms and subject to the conditions set forth in this Agreement, (c) directed that the adoption of this Agreement be submitted to Parent, as sole stockholder of Merger Sub, for its adoption, and (d) recommended that Parent, as the sole stockholder of Merger Sub, adopt this Agreement; and

WHEREAS, the board of directors of Parent has approved and declared advisable this Agreement and the Transactions, on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

THE OFFER AND THE MERGER

Section 1.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Article VII, and subject to the terms and conditions of this Agreement, as promptly as practicable but in no event later than ten (10) Business Days after the date of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, commence (within the meaning of Rule 14d-2 promulgated by the United States Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer.

(b) Terms and Conditions of the Offer. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any shares of Common Stock tendered pursuant to the Offer are subject only to the satisfaction or waiver (to the extent permitted under this Agreement) of the conditions set forth in Exhibit A (as they may be amended in accordance with this Agreement, the “Offer Conditions”). Merger Sub expressly reserves the right to waive any Offer Condition or modify the terms of the Offer, except that, without the prior written consent of the Company, Merger Sub shall not (i) reduce the number of shares of Common Stock subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Tender Condition, (iv) add to the Offer Conditions or change, modify or waive any Offer Condition in a manner adverse to the holders of Common Stock, (v) extend or otherwise change the expiration date of the Offer (except as required or permitted by the provisions of Section 1.1(c)), (vi) change the form of consideration payable in the Offer, or (vii) otherwise amend, modify or supplement any of the other terms of the Offer in any manner adverse to the holders of Common Stock.

(c) Expiration and Extension of the Offer. The initial expiration date of the Offer shall be 12:00 midnight (New York City time) on the twentieth (20th) Business Day following the commencement of the Offer (determined using Exchange Act Rule 14d-1(g)(3)). Subject to the parties’ rights to terminate this Agreement pursuant to Article VII and Merger Sub’s right to waive any Offer Condition (other than the Minimum Tender Condition), Merger Sub shall (and Parent shall cause Merger Sub to) (i) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, (ii) if, on the initial expiration date or any subsequent date as of which the Offer is scheduled to expire, any Offer Condition shall not have been satisfied or waived, extend the Offer on one or more occasions in consecutive increments of up to five (5) Business

Days each (or such longer period as the parties hereto may agree) until such time as each such condition shall have been satisfied or waived and (iii) if, on the initial expiration date or any subsequent date as of which the Offer is scheduled to expire, each Offer Condition has been satisfied or waived and the Bank Marketing Period did not end on or prior to the immediately preceding Business Day, extend the Offer for one or more periods of up to five (5) Business Days each (the length of such period to be determined by Parent) until such time as the Bank Marketing Period shall have ended; provided, however, that (1) in no event shall Merger Sub be required to extend the Offer beyond the Outside Date or the valid termination of this Agreement in accordance with Article VII and (2) if, at any otherwise scheduled expiration of the Offer, all of the Offer Conditions except for the Minimum Tender Condition shall have been satisfied or waived and the Bank Marketing Period shall have ended, Merger Sub shall in such situation be required to extend the Offer in consecutive increments of up to five (5) Business Days each but in no event more than fifteen (15) Business Days in the aggregate (or such other period as the parties hereto may agree). The Offer may not be terminated prior to its expiration date (as such expiration date may be extended and re-extended in accordance with this Section 1.1(c)) unless this Agreement is validly terminated in accordance with Article VII. In the event that this Agreement is terminated pursuant to Article VII prior to any scheduled expiration thereof, Merger Sub shall (and Parent shall cause Merger Sub to) promptly (and in any event within one (1) Business Day of such termination), irrevocably and unconditionally terminate the Offer.

(d) Payment. On the terms and subject to the conditions of the Offer and this Agreement, Merger Sub shall (and Parent shall cause Merger Sub to), immediately after the Offer expires, accept for payment (the time of such acceptance, the “Acceptance Time”), and as soon as practicable after the expiration of the Offer (and, in any event, no more than one (1) Business Day after the Acceptance Time) pay for, all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer. Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase any shares of Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer. The Offer Price shall, subject to any required withholding of Taxes, be net to the seller in cash without interest, upon the terms and subject to the conditions of the Offer.

(e) Termination of the Offer. If the Offer is terminated by Merger Sub, or this Agreement is terminated in accordance with Article VII, Merger Sub shall promptly return, and shall cause any depository acting on behalf of Merger Sub to return, all tendered shares of Common Stock to the registered holders thereof in accordance with the terms of the Offer and applicable Law.

Section 1.2 Offer Documents.

(a) As promptly as practicable on the date of commencement of the Offer, Parent and Merger Sub shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which shall include an offer to purchase and a related letter of transmittal and summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”) and (ii) cause the Offer Documents to be disseminated to holders of outstanding shares of Common Stock as and to the extent required by applicable federal securities Laws.

(b) The Company shall furnish Parent and Merger Sub all information concerning the Company required by the Exchange Act to be set forth in the Offer Documents or as otherwise reasonably requested by Parent so as to enable Parent and Merger Sub to comply with their obligations under Section 1.2(a). Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and disseminated to the holders of Common Stock, in each case as and to the extent required by applicable federal securities Laws. Prior to the disclosure of an Adverse Recommendation Change in accordance with Section 5.4, Parent and Merger Sub shall be entitled to include the Company Board Recommendation in the Offer Documents. Notwithstanding any confidentiality obligation owed to the Company (including under the Confidentiality Agreement), Parent and Merger Sub may include in the Offer Documents any material nonpublic information concerning the Company to the extent required to comply with the requirements of the Exchange Act, including Rule 10b-5 promulgated thereunder.

(c) The Company and its outside legal counsel shall be given reasonable opportunity to review and comment upon the Offer Documents and any amendments and supplements thereto prior to filing such documents with the SEC or dissemination of such documents to the stockholders of the Company, and Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel. Parent and Merger Sub shall (i) provide the Company and its outside legal counsel in writing any comments Parent, Merger Sub or their outside legal counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments (and shall give the Company prompt telephonic notice of any material discussions with the SEC staff), (ii) provide the Company and its outside legal counsel a reasonable opportunity to review and comment upon the responses to any such comments and a copy of any proposed written responses thereto prior to the filing thereof, and (iii) give reasonable and good faith consideration to any comments made by the Company and its counsel on any such responses.

Section 1.3 Directors. Upon the Acceptance Time and all times thereafter, subject to compliance with applicable Laws and the applicable rules of the Applicable Exchange, Merger Sub shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of (i) the total number of directors on the Company Board (after giving effect to the directors elected or designated by Merger Sub pursuant to this sentence) multiplied by (ii) the percentage that the aggregate number of shares of Common Stock beneficially owned by Parent, Merger Sub and each of their Subsidiaries bears to the total number of shares of Common Stock then outstanding. As used in this Agreement, the term “beneficial ownership” (and its correlative terms) shall have the meaning assigned to such term in Rule 13d-3 under the Exchange Act. The Company and the Company Board shall, upon Merger Sub’s request at any time following the Acceptance Time, take all such actions necessary to implement the foregoing. In the event that Merger Sub’s designees are elected or designated to the Company Board pursuant to this Section 1.3, then, until the Effective Time, the Company shall cause the Company Board to maintain at least three (3) independent directors who are members of the Company Board on or prior to the date hereof and who are not officers, directors or employees of Parent, Merger Sub, or any of their Subsidiaries (the “Continuing Directors”). Notwithstanding anything in this Agreement to the contrary, after the Acceptance Time and until the Effective Time, the affirmative vote of a majority of the Continuing Directors shall be required (i) for the Company to amend or terminate this Agreement, (ii) to exercise or waive any of the Company’s rights hereunder, (iii) to amend the Company’s certificate of incorporation, or (iv) to take any other action of the Company Board under or in connection with this Agreement. The Company’s obligations under this Section 1.3 shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder and Parent and Merger Sub supplying the Company with information with respect to Merger Sub’s designees and Parent’s and Merger Sub’s respective officers, directors and Affiliates to the extent required by Section 14(f) of the Exchange Act and Rule 14f-1. Parent and Merger Sub shall be solely responsible for any such information supplied by Parent and Merger Sub.

Section 1.4 Company Actions.

(a) Approval. Subject to Section 5.4, the Company hereby approves of and consents to the Offer, the Merger and the other Transactions. The Company has been advised that all of its directors and named executive officers (as that term is defined in Item 402 of Regulation S-K of the Securities Act of 1933 (the “Securities Act”)) who are executive officers of the Company as of the date hereof and who own shares of Common Stock intend to tender such shares pursuant to the Offer. The Company agrees that no shares of Common Stock held by the Company or any of its Subsidiaries (other than any such shares held on behalf of third parties) will be tendered pursuant to the Offer.

(b) Schedule 14D-9. On the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, as amended from time to time, the “Schedule 14D-9”), including the Company Board Recommendation (subject to Section 5.4) and a description thereof and reflecting that the Merger is governed by Section 251(h) of the DGCL and shall be consummated as soon as practicable following the Acceptance Time, and shall disseminate the Schedule 14D-9 to the holders of Common Stock. The Schedule 14D-9 shall also contain the notice of appraisal required to be delivered by the Company under Section 262(d) of the DGCL at the time the Company first files the Schedule 14D-9 with the SEC. The Company shall set the record date for the Company’s stockholders to receive such notice of appraisal as the same date as the Stockholder List Date and shall disseminate the Schedule 14D-9 including such notice of appraisal to the Company’s stockholders to the extent required by Section 262(d) of the DGCL. Parent and Merger Sub shall furnish to the Company all information concerning Parent and Merger Sub required by the Exchange Act to be set forth in the Schedule 14D-9 or as otherwise reasonably requested by the Company so as to enable the Company to comply with its obligations under this Section 1.4(b). Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the holders of Common Stock, in each case as and to the extent required by applicable federal securities Laws. Except with respect to any amendments filed after an Adverse Recommendation Change or in connection with any disclosures made pursuant to and in compliance with Section 5.4(g), (i) Parent and its outside legal counsel shall be given reasonable opportunity to review and comment upon the Schedule 14D-9 and any amendments and supplements thereto prior to filing such documents with the SEC or dissemination of such documents to the stockholders of the Company and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel, and (ii) the Company shall (A) provide Parent and its outside legal counsel in writing any comments the Company or its outside legal counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments (and shall give Parent prompt telephonic notice of any material discussions with the SEC staff), (B) provide Parent and its outside legal counsel a reasonable opportunity to review and comment upon the responses to any such comments and a copy of any proposed written responses thereto prior to the filing thereof, and (C) give reasonable and good faith consideration to any comments made by Parent and its counsel on any such responses.

(c) Information Supplied by the Company. The Company covenants and agrees that none of the Schedule 14D-9 and any information supplied by or on behalf of the Company or any Affiliate of the Company for inclusion or incorporation by reference in the Offer Documents shall, at the date it is first filed with the SEC or at the Acceptance Time or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and the Schedule 14D-9 will comply as to form in all material respects with the requirements of the Exchange Act; provided that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein to the extent based on information supplied by Parent, Merger Sub or any of their Affiliates in connection with the preparation of the Offer Documents for inclusion or incorporation by reference therein.

(d) Information Supplied by Parent and Merger Sub. Each of Parent and Merger Sub covenants and agrees that none of the Offer Documents and any information supplied by or on behalf of Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference in the Schedule 14D-9 shall, at the date it is first filed with the SEC or at the Acceptance Time or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and the Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act; provided that no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein to the extent based on information supplied by the Company or any of its Affiliates in connection with the preparation of the Schedule 14D-9 for inclusion or incorporation by reference therein.

(e) Stockholder Lists. In connection with the Offer, the Company shall cause its transfer agent to furnish Merger Sub promptly with mailing labels containing the names and addresses of the record holders of Common Stock as of a recent date and of those persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings and computer files and all other information in the Company’s possession or control regarding the beneficial owners of Common Stock, and shall furnish to Merger Sub such information and assistance (including updated lists of stockholders, security position listings and computer files) as Parent may reasonably request in communicating the Offer to the holders of Common Stock. The date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated is referred to as the “Stockholder List Date”. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Merger Sub shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, return to the Company or destroy all copies of such information then in their possession or control and promptly certify to the Company in writing that all such material shall have been returned or destroyed.

Section 1.5 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, the Company and Merger Sub shall consummate the Merger pursuant to which (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease and the Company shall survive and continue its corporate existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”), and (c) the Surviving Corporation shall become a wholly owned Subsidiary of Parent. The Merger shall be effected in accordance with Section 251(h) of the DGCL without a vote of the stockholders of the Company.

Section 1.6 Closing. The closing of the Merger (the “Closing”) shall take place (a) at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York at 9:00 a.m. (New York City time) on the date of, and as soon as possible following, the Acceptance Time, subject to the satisfaction or waiver of the conditions set forth in Article VI (other than any conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or (b) at such other place, time or date as Parent and the Company may agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.”

Section 1.7 Effective Time. On the Closing Date, Parent, the Company and Merger Sub shall cause a certificate of merger (the “Certificate of Merger”) to be executed, signed and filed with the Secretary of State of the State of Delaware in such form as is required by the relevant provisions of the DGCL. The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

Section 1.8 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL, this Agreement and the Certificate of Merger.

Section 1.9 Certificate of Incorporation of the Surviving Corporation. Subject to Section 5.6(a), the certificate of incorporation of the Company shall, at the Effective Time, be amended and restated to read in its entirety as set forth on Exhibit B and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation (the “Surviving Charter”), until amended as provided therein and by applicable Law.

Section 1.10 Bylaws of the Surviving Corporation. Subject to Section 5.6(a), the bylaws of the Company shall, at the Effective Time, be amended in their entirety to conform to the bylaws of Merger Sub in effect immediately before the Effective Time and, as so amended, shall be the bylaws of the Surviving Corporation (the “Surviving Bylaws”), until amended as provided in the Surviving Charter and the Surviving Bylaws and by applicable Law.

Section 1.11 Directors of the Surviving Corporation. The directors of Merger Sub immediately before the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.

Section 1.12 Officers of the Surviving Corporation. The officers of Merger Sub immediately before the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1 Conversion of Capital Stock. At the Effective Time and subject to the provisions of this Agreement, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of capital stock of Merger Sub or the Company:

(a) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately before the Effective Time shall be converted into and become one (1) fully paid and non-assessable share of common stock, par value $0.0001 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Common Stock held in treasury or owned by the Company or any of its wholly owned Subsidiaries or by Parent or any of its Subsidiaries immediately before the Effective Time (other than shares of Common Stock held on behalf of third parties) (collectively, the “Excluded Shares”) shall be canceled automatically and shall cease to exist, and no consideration shall be paid for those Excluded Shares.

(c) Conversion of Common Stock.

(i) Each share of Common Stock issued and outstanding immediately before the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required withholding of Taxes (the “Merger Consideration”).

(ii) All shares of Common Stock that have been converted pursuant to Section 2.1(c)(i) shall be canceled automatically and shall cease to exist, and the holders of (A) certificates that immediately before the Effective Time represented such shares (the “Certificates”) or (B) shares represented by book-entry (the “Book-Entry Shares”) shall cease to have any rights with respect to those shares, other than the right to receive the Merger Consideration in accordance with Section 2.2.

(d) Equitable Adjustment. If at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Common Stock shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, or any stock dividend or stock distribution (including any dividend or distribution of securities convertible into or exchangeable for shares of Common Stock) with a record date during such period, then the Offer Price and the Merger Consideration shall be equitably adjusted to reflect such change.

Section 2.2 Surrender of Certificates and Book-Entry Shares.

(a) Paying Agent. Not less than twenty (20) Business Days before the Effective Time, Parent shall (i) select a bank or trust company reasonably acceptable to the Company to act as the paying agent in the Merger (the “Paying Agent”), and (ii) enter into a paying agent agreement with the Paying Agent. Parent shall be responsible for all fees and expenses of the Paying Agent.

(b) Payment Fund. Immediately before the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Certificates and Book-Entry Shares for payment in accordance with this Article II through the Paying Agent, sufficient funds in amounts necessary for payment of the Merger Consideration and other amounts payable under this Article II and Parent shall instruct the Paying Agent to timely pay the Merger Consideration and other amounts payable under this Article II in accordance with this Agreement. Such funds provided to the Paying Agent are referred to as the “Payment Fund.”

(c) Payment Procedures.

(i) Letter of Transmittal. Promptly (but in any event no later than five (5) Business Days) after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a share of Common Stock converted pursuant to Section 2.1(c)(i), (A) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to such holder’s shares shall pass, only upon proper delivery of Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and (B) instructions for surrendering such Certificates or Book-Entry Shares in exchange for the Merger Consideration. Such instructions shall provide that: (x) at the election of the surrendering holder, Certificates may be surrendered by hand delivery or otherwise, and (y) the Merger Consideration payable in exchange for Certificates and/or Book-Entry Shares will be payable by wire transfer to the surrendering holder.

(ii) Surrender of Shares. Upon surrender of a Certificate for cancellation to the Paying Agent, together with a duly executed letter of transmittal and any other documents reasonably required by the Paying Agent or receipt of an “agent’s message” by the Paying Agent in respect of Book-Entry Shares, the holder of that Certificate or Book-Entry Share shall be entitled to receive, and the Paying Agent shall pay in exchange therefor, the Merger Consideration payable in respect of the number of shares formerly evidenced by that Certificate or such Book-Entry Share less any required withholding of Taxes. Any Certificates and Book-Entry Shares so surrendered shall be canceled immediately. No interest shall accrue or be paid on any amount payable upon surrender of Certificates or Book-Entry Shares.

(iii) Unregistered Transferees. If any Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, then the Merger Consideration may be paid to such a transferee so long as (A) the surrendered Certificate is accompanied by all documents required by Parent to evidence and effect that transfer and (B) the Person requesting such payment (x) pays any applicable transfer Taxes or (y) establishes to the reasonable satisfaction of Parent and the Paying Agent that any such transfer Taxes have already been paid or are not applicable.

(iv) No Other Rights. Until surrendered in accordance with this Section 2.2(c), each Certificate and each Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable Merger Consideration. Any Merger Consideration paid upon the surrender of any Certificate or Book-Entry Share shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificate or Book-Entry Share and, in the case of a Certificate, the shares of Common Stock formerly represented by such Certificate.

(d) Lost, Stolen or Destroyed Certificates. If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the execution and delivery by such Person of a customary indemnity agreement to provide indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay the Merger Consideration to such Person in respect of the shares of Common Stock represented by such Certificate.

(e) No Further Transfers. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Common Stock that were outstanding immediately before the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares are presented to the Surviving Corporation or the Paying Agent for transfer, the holder of any such Certificates or Book-Entry Shares shall be given a copy of the letter of transmittal referred to in Section 2.2(c)(iii) and instructed to comply with the instructions in that letter of transmittal in order to receive the cash to which such holder is entitled pursuant to this Article II. No cash payment with respect to the Merger Consideration shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share until the surrender of such Certificate or Book-Entry Share in accordance with this Section 2.2.

(f) Required Withholding. Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any payment made hereunder such amount as is required by Law to be deducted and withheld therefrom in respect of Taxes. Any amount so deducted and withheld shall be paid to the appropriate taxing authority and, to the extent it is so paid, shall be treated for purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(g) No Liability. None of Parent, Merger Sub, the Surviving Corporation or the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for any amount properly paid to a public official under any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered prior to the 24-month anniversary of the Effective Time (or, if earlier, immediately prior to the date on which the Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority), any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(h) Investment of Payment Fund. The Paying Agent shall invest the Payment Fund as directed by Parent; provided that such investment shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10 billion, or in mutual funds investing in such assets. Any such investment shall be for the benefit, and at the risk, of Parent, and any interest or other income resulting from such investment shall be for the benefit of Parent; provided that no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Common Stock immediately before the Effective Time and other amounts payable under this Article II in accordance with this Agreement and Parent shall promptly provide, or shall cause the Surviving Corporation to promptly provide, additional funds to the Paying Agent for the benefit of the holders of Common Stock immediately before the Effective Time to the extent necessary to satisfy the obligations of Parent and the Surviving Corporation under this Article II.

(i) Termination of Payment Fund. Any portion of the Payment Fund that remains unclaimed by the holders of Certificates or Book-Entry Shares six (6) months after the Effective Time shall be delivered by the Paying Agent to Parent upon demand. Thereafter, any holder of Certificates or Book-Entry Shares who has not complied with this Article II shall look only to Parent, which shall remain responsible for payment of the applicable Merger Consideration, subject to any applicable abandoned property, escheat or similar Law.

Section 2.3 Company Equity Awards.

(a) At the Effective Time, each option to acquire shares of Common Stock (each, a “Company Option”) outstanding immediately before the Effective Time, whether or not then exercisable or vested, by virtue of the occurrence of the Effective Time and without any action by Parent, Merger Sub, the Company or the holder of that Company Option, shall be canceled, and each Company Option with an exercise price that is less than the Merger Consideration shall be converted into the right to receive promptly following the Effective Time from the Surviving Corporation an amount in cash, without interest, equal to the Option Consideration (as defined below) multiplied by the aggregate number of shares of Common Stock that may be acquired upon exercise of such Company Option whether or not then exercisable or vested, immediately before the Effective Time. “Option Consideration” means the excess, if any, of the Merger Consideration over the per share exercise or purchase price (or, in the case of a Company SAR, the grant price) of the applicable Company Option (or Company SAR). The Company shall cause any Company Option with an exercise price that is greater than the Merger Consideration to be canceled for no consideration at the Effective Time.

(b) At the Effective Time, each stock appreciation right with respect to the shares of Common Stock (each, a “Company SAR”) outstanding immediately before the Effective Time, whether or not then exercisable or vested, by virtue of the occurrence of the Effective Time and without any action by Parent, Merger Sub, the Company or the holder of that Company SAR, shall be canceled, and each Company SAR with a grant price that is less than the Merger Consideration shall be converted into the right to receive promptly following the Effective Time from the Surviving Corporation an amount in cash, without interest, equal to the Option Consideration multiplied by the aggregate number of shares of Common Stock subject to such Company SAR, whether or not then exercisable or vested, immediately before the Effective Time. For the avoidance of doubt, any Company SAR with a grant price that is greater than the Merger Consideration will be canceled for no consideration at the Effective Time.

(c) At the Effective Time, each restricted stock unit in respect of shares of Common Stock (each, a “Company RSU,” and together with the Company Options and Company SARs, the “Company Equity Awards”) outstanding immediately before the Effective Time, by virtue of the occurrence of the Effective Time and without any action by Parent, Merger Sub, the Company or the holder of that Company RSU, shall be, to the extent not already vested, vested and each Company RSU shall be canceled and converted into the right to receive from the Surviving Corporation an amount in cash, without interest, equal to the Merger Consideration multiplied by the number of shares of Common Stock underlying such Company RSU.

(d) Prior to the Effective Time, the Company shall take all actions reasonably necessary to effect the provisions of Section 2.3(a), Section 2.3(b) and Section 2.3(c). For the avoidance of doubt, the payment of the amounts set forth in Section 2.3(a), Section 2.3(b) and Section 2.3(c) is subject to Section 2.2(f).

(e) Promptly following the Effective Time (and in any event not later than the first payroll date thereafter) the Surviving Corporation shall pay to each applicable holder of a Company Equity Award the amount due and payable to such holder pursuant to this Section 2.3. Any such amounts may, at Parent’s election, be made through the Surviving Corporation’s payroll system, through the Paying Agent or otherwise.

Section 2.4 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary (but subject to the other provisions of this Section 2.4), any shares of Common Stock for which the holder thereof (i) has not voted in favor of the Merger or consented to it in writing, and (ii) has properly demanded the appraisal of such shares in accordance with, and has complied in all respects with, the DGCL (collectively, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration in accordance with Section 2.1(c). At the Effective Time, (A) all Dissenting Shares shall be canceled and cease to exist, and (B) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL.

(b) Notwithstanding the provisions of Section 2.4(a), if after the Effective Time any holder of Dissenting Shares effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then that holder’s shares (i) shall no longer be deemed to be Dissenting Shares and (ii) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the Merger Consideration upon surrender of the Certificate formerly representing such shares or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, in each case in accordance with Section 2.2.

(c) The Company shall give Parent (i) prompt notice of any demands for appraisal of any shares of Common Stock, any withdrawals of such demands and any other instrument served on the Company under the DGCL, and (ii) the right to participate in and direct all negotiations and proceedings with respect to such demands for appraisal. Prior to the Effective Time, the Company shall not offer to make or make any payment with respect to any such demands for appraisal without the prior written consent of Parent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (x) the corresponding sections of the disclosure letter delivered by the Company to Parent before the execution of this Agreement (the “Company Disclosure Letter”), it being agreed that disclosure of any item in any section of the Company Disclosure Letter (whether or not an explicit cross reference appears) shall also be deemed to be disclosed with respect to any other representation or warranty made elsewhere in Article III to which the relevance of such item is reasonably apparent on the face of such disclosure, or (y) the Company SEC Reports publicly disseminated via the SEC’s EDGAR service (other than any Company SEC Reports filed or publicly disseminated after the date hereof and excluding statements in any “Risk Factors” sections or disclosure of risks included in any “Forward-Looking Statements” disclaimer), the Company represents and warrants to Parent and Merger Sub that:

Section 3.1 Organization and Power. The Company is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate the assets and properties that it purports to own, lease and operate and to carry on its business as now conducted. Except as would not reasonably be expected to have a Company Material Adverse Effect, each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate the assets and properties that it purports to own, lease and operate and to carry on its business as now conducted.

Section 3.2 Foreign Qualifications. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where such qualification is necessary, except where failure to be so qualified or in good standing would not reasonably be expected have a Company Material Adverse Effect.

Section 3.3 Corporate Authorization. The Company has all necessary corporate power and authority to enter into this Agreement and to consummate the Transactions. The Company Board at a meeting duly called and held has: (a) unanimously approved and declared fair and advisable this Agreement and the Transactions, (b) declared that it is in the best interests of the Company and the stockholders of the Company that the Company enter into this Agreement and consummate the Transactions on the terms and subject to the conditions set forth in this Agreement, (c) recommended to the stockholders of the Company that they accept the Offer and tender their shares of Common Stock pursuant to the Offer, and (d) resolved that the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Acceptance Time. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company. The Company has made available to Parent correct and complete copies of the Company Organizational Documents as in effect on the date of this Agreement.

Section 3.4 Enforceability. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity.

Section 3.5 Subsidiaries. A correct and complete list of all Subsidiaries of the Company as of the date hereof and their respective jurisdictions of organization is set forth in Section 3.5 of the Company Disclosure Letter. Each of the Company’s Subsidiaries is wholly owned by the Company, directly or indirectly, free and clear of any Liens (other than Permitted Liens). There are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments on the part of the Company or any of its Subsidiaries of any character relating to the issuance, transfer, sale, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the capital stock or other equity interests of, or other ownership interests in, any Subsidiary of the Company, and there are no awards issued by the Company or any of its Subsidiaries based upon the value of any security issued by any Subsidiary of the Company, including any capital appreciation rights, phantom stock plans, stock appreciation rights or stock-based performance units. Each outstanding share of capital stock of each Subsidiary of the Company that is a corporation is duly authorized, validly issued, fully paid and non-assessable and not subject to any pre-emptive rights. Other than the interests directly or indirectly held by Boulder Brands Investment Group, LLC, a Delaware limited liability company, the Company does not hold, directly or indirectly, any shares or other equity interests in any other Person other than its Subsidiaries.

Section 3.6 Governmental Authorizations. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company and its Subsidiaries of the Transactions do not and will not require any consent, approval or other authorization of, or filing with or notification to (collectively, “Governmental Authorizations”), any Governmental Authority, other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the SEC of (i) the Schedule 14D-9, and (ii) any other filings and reports that may be required in connection with this Agreement and the Transactions under the Exchange Act;

(c) compliance with and filings under the Applicable Exchange rules and regulations; and

(d) the pre-merger notification required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and any other similar material foreign antitrust approvals.

Section 3.7 Non-Contravention. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company and its Subsidiaries of the Transactions do not and will not contravene or conflict with, or result in any violation or breach of, any provision of the Company Organizational Documents. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company and its Subsidiaries of the Transactions do not and will not (a) contravene or conflict with, or result in any violation or breach of, any Law applicable to the Company or any of its Subsidiaries or by which any properties or assets of the Company or any of its Subsidiaries (“Company Assets”) are bound, assuming that all Governmental Authorizations described in Section 3.6 have been obtained or made, (b) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contract, or (c) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Contract, in the case of each of clauses (a), (b) and (c), other than as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.8 Capitalization.

(a) The Company’s authorized capital stock consists solely of (i) 250,000,000 shares of Common Stock and (ii) 50,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). As of November 20, 2015 (the “Measurement Date”), (A) 61,738,833 shares of Common Stock were issued and outstanding, (B) 10,039,735 shares of Common Stock were reserved for issuance upon the exercise and vesting of outstanding Company Options, (C) 25,000 shares of Common Stock were reserved for issuance upon the exercise and vesting of outstanding Company SARs, (D) 281,250 shares of Common Stock were reserved for issuance upon the vesting and settlement of outstanding Company RSUs, (E) 3,690,662 shares of Common Stock were held in treasury by the Company, and (F) no shares of Preferred Stock were issued and outstanding.

(b) Except as set forth in Section 3.8(a), (i) there are no shares of capital stock or securities convertible into, or exchangeable or exercisable for, shares of capital stock of the Company, (ii) there are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments on the part of the Company or any of its Subsidiaries of any character relating to the issuance, transfer, sale, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the capital stock or other equity interests of, or other ownership interests in, the Company, (iii) there are no awards issued by the Company or any of its Subsidiaries based upon the value of any security issued by the Company, including any capital appreciation rights, phantom stock plans, stock appreciation rights or stock-based performance units and (iv) there are no other rights that give the holder thereof any economic or voting interest of a nature accruing to the holders of capital stock in the Company. From and after the Measurement Date through the date of this Agreement, the Company has not issued any Common Stock, capital stock or other equity interests of, or ownership interests in, of the Company, other than the issuance of Common Stock upon the exercise of Company Options or Company SARs or the settlement of Company RSUs, in each case outstanding as of the Measurement Date and in accordance with their respective terms in effect at such time.

(c) All issued and outstanding shares of Common Stock and all shares of Common Stock that are subject to issuance under the Company Stock Plans or otherwise, upon issuance prior to the Effective Time in accordance with the terms and subject to the conditions specified in the instruments under which they are issuable, (i) are, or upon issuance will be, duly authorized, validly issued, fully paid and non-assessable, and (ii) are not, or upon issuance will not be, subject to or issued in violation of any purchase option, call option, right of first refusal, pre-emptive rights, subscription rights or any similar rights.

(d) Section 3.8(d) of the Company Disclosure Letter sets forth a correct and complete list as of the date of this Agreement of all Company Equity Awards, including with respect to each such Company Equity Award (A) the number of shares of Common Stock subject to such outstanding Company Equity Award, and (B) with respect to each Company Option or Company SAR, the exercise price or grant price, as applicable.

(e) There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Common Stock, capital stock or other equity interests of, or ownership interests in, the Company. None of the Company’s Subsidiaries owns any shares of capital stock or other equity interests of, or ownership interests in, the Company.

(f) There are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party with respect to the voting of any shares of capital stock of the Company, or restricting the transfer of any shares of Common Stock, capital stock or other equity interests of, or ownership interests in, the Company or providing for registration rights with respect to shares of Common Stock, capital stock or other equity interests of, or ownership interests in, the Company. There are no bonds, debentures or notes issued by the Company or any of its Subsidiaries that entitle the holder thereof to vote, or that are convertible into or exchangeable for securities that entitle the holder thereof to vote, together with stockholders of the Company on any matters with respect to the Company.

Section 3.9 SEC Reports. The Company has timely filed with the SEC all forms, reports, schedules, statements and other documents required to be filed by the Company with the SEC since January 1, 2014 (collectively, the “Company SEC Reports”). Such Company SEC Reports (a) were prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act and other applicable Law, and (b) did not, at the time they were filed, or if amended or restated, at the time of such later amendment or restatement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company or any Company Subsidiary relating to the Company SEC Reports and, to the Knowledge of the Company as of the date hereof, none of the Company SEC Reports is the subject of any ongoing review by the SEC.

Section 3.10 Financial Statements; Internal Controls.

(a) The audited consolidated financial statements of the Company and its consolidated Subsidiaries included in the Company SEC Reports:

(i) complied as to form in all material respects with applicable accounting requirements and the rules and regulations of the SEC;

(ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be expressly indicated in the notes to those financial statements); and

(iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations, where included, consolidated statements of stockholders’ equity and cash flows for the periods then ended.

(b) The Company maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and the Company Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company Assets that could have a material effect on the Company’s consolidated financial statements.

(c) The Company maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. As of the date hereof, the Company has disclosed, based on the most recent evaluation of its principal executive officer and its principal financial officer, to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting, and (ii) any fraud, whether or not material, that involves management or other employees, all information with respect to which has been made available to Parent prior to the date hereof. To the Knowledge of the Company, there is no reason to believe that the Company’s outside auditors, chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when required.

(d) Since January 1, 2014, each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Reports, and the statements contained in such certifications were true and correct on the date such certifications were made. For purposes of this Section 3.10(d) “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder. Neither the Company nor any of its Subsidiaries has any outstanding “extensions of credit” or has arranged any outstanding “extensions of credit” to directors or executive officers in violation of Section 402 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder.

Section 3.11 Liabilities.

(a) There are no liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”), of the Company or any of its Subsidiaries other than:

(i) Liabilities disclosed, reflected or reserved against in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of September 30, 2015 (the “Balance Sheet Date”), or the footnotes thereto, set forth in the Company SEC Reports;

(ii) Liabilities incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice;

(iii) Liabilities incurred in connection with the Transactions or as expressly permitted by this Agreement; and

(iv) other Liabilities that would not reasonably be expected to have a Company Material Adverse Effect.

(b) Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

Section 3.12 Absence of Certain Changes. Except in connection with this Agreement and the Transactions, since the Balance Sheet Date through the date hereof, (a) the Company and each of its Subsidiaries have conducted their business, in all material respects, in the ordinary course, (b) there has not been any Company Material Adverse Effect, and (c) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would require the prior written consent of Parent under Section 5.1 of this Agreement (other than under subclauses (d), (k) and (n) (to the extent related to subclauses (d) and (k) thereof).

Section 3.13 Litigation. There are no legal actions, arbitrations, litigations, suits or other civil or criminal proceedings (collectively, “Legal Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that would have a Company Material Adverse Effect if any such Legal Action were determined adversely against the Company or any of its Subsidiaries, and, except as would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, there is no investigation or review pending or threatened with respect to the Company or any of its Subsidiaries. There are no material Orders outstanding against the Company or any of its Subsidiaries.

Section 3.14 Material Contracts.

(a) Section 3.14 of the Company Disclosure Letter sets forth a list of all of the following Contracts (x) to which the Company or any of its Subsidiaries is a party as of the date of this Agreement or (y) by which the Company, any of its Subsidiaries or any Company Assets are bound as of the date of this Agreement (in each case, other than any Company Benefit Plan) (collectively, the “Material Contracts”):

(i) Any Contract which is required to be filed as an exhibit pursuant to Item 601(b)(1) of Regulation S-K under the Securities Act;

(ii) Any Contract that involved aggregate payments or receipts under such Contract by the Company or any of its Subsidiaries of more than $5,000,000 over the twelve (12) month period ending on the Balance Sheet Date;

(iii) Any Contract (A) containing a covenant limiting the freedom of the Company or any of its Subsidiaries (or that following the Acceptance Time or the Effective Time will restrict the ability of Parent or any of its Subsidiaries) to engage in any line of business in any geographic area or to compete with any Person in any material respect, (B) that by its terms grants any rights of first refusal or option to purchase or otherwise acquire any interest in any of the material properties or assets owned by the Company or its Subsidiaries, (C) granting the other party to such Contract or any other Person “most favored nation” status or (D) that provides for “exclusivity” or any similar requirement in favor of any Person other than the Company or its Subsidiaries, pursuant to which the Company or its Subsidiaries is restricted (or under which following the Acceptance Time Parent or any of its Subsidiaries will be restricted) in any respect in the distribution, marketing or purchasing of its products or services, other than, in the case of each of clauses (A)—(D), distributor and supplier Contracts entered into in the ordinary course of business;

(iv) Any Contract providing for the acquisition, disposition, sale, license or lease of material properties or assets (by merger, purchase or sale of stock or assets or otherwise) by the Company or any of its Subsidiaries (A) which has not been consummated prior to the date hereof and involving payments or receipt of payments by the Company or any of its Subsidiaries after the date hereof in excess of $5,000,000 or (B) which has been consummated prior to the date hereof and containing continuing material indemnification, “earn-out” or other similar contingent obligations;

(v) Any material Contract for the lease or sublease by the Company or any of its Subsidiaries (as lessee) of any real property; and

(vi) Any Contract under which the Company or any of its Subsidiaries has incurred any indebtedness (other than from the Company or any of its Subsidiaries), or issued any note, bond, debenture or similar evidence of indebtedness to any Person (other than the Company or any of its Subsidiaries), in each case other than trade credit in the ordinary course of business.

(b) The Company has made available to Parent true and complete copies of all Material Contracts, including any amendments thereto as in effect as of the date hereof. Each Material Contract is, subject to the effect of any applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity, a valid and binding agreement of the Company or its applicable Subsidiary, except where failure to be valid and binding would not reasonably be expected to have a Company Material Adverse Effect. None of the Company, its applicable Subsidiary and, to the Knowledge of the Company, any other party thereto, is in breach or default (nor, to the Knowledge of the Company, is there any condition or event which, with or without notice, lapse of time or both, would constitute a breach or default) under any such Material Contract, in each case, except as would not reasonably be expected to have a Company Material Adverse Effect. For the purposes of this Section 3.14(b), the term “Material Contract” shall be deemed to include any Contract entered into after the date of this Agreement and prior to the Acceptance Time that, if entered into prior to the date of this Agreement, would qualify as a Material Contract.

Section 3.15 Benefit Plans.

(a) Section 3.15(a) of the Company Disclosure Letter lists all material Company Benefit Plans. “Company Benefit Plans” shall mean all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), all pension plans, retirement plans, post-employment or post-retirement health, medical, life insurance or other welfare benefit plans, programs, policies or arrangements, and all stock purchase, stock option, other equity-based compensation, severance, restrictive covenant, retention, employment, consulting, change-of-control, bonus, incentive, deferred compensation and other material benefit plans, agreements, programs, policies or commitments, whether or not subject to ERISA, in effect as of the date hereof (i) under which any current or former director, officer, employee, independent contractor or consultant of the Company or any of its Subsidiaries (a “Participant”) has any right to benefits, and (ii) which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries makes or is required to make contributions with respect to such Participants.

(b) With respect to each Company Benefit Plan, if applicable, the Company has made available to Parent true and complete copies of (i) the plan document, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 (including all schedules), (iv) the most recent annual audited financial statements and opinion, (v) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements, including any document establishing any “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Internal Revenue Code of 1986, as amended (the “Code”), and (vi) if the Company Benefit Plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter or opinion received from the Internal Revenue Service (the “IRS”).

(c) The Company does not, and is not required to, maintain, sponsor or contribute to, and has not within the preceding six years maintained, sponsored or contributed to, any employee benefit plan subject to Section 412 of the Code or Title IV of ERISA, any “multiemployer plan” (as defined in Section 3(37) of ERISA), any “multiple employer plan” (within the meaning of Section 413(c) of the Code), or any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(d) Except as would not reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan is in compliance with ERISA, the Code and other applicable Law, and all required annual returns and other reports for each Company Benefit Plan have been filed on a timely basis with the IRS, the U.S. Department of Labor, and any other Governmental Authority. With respect to each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code (i) a favorable determination letter or opinion has been issued by the IRS with respect to such qualification, and (ii) except as would not reasonably be expected to have a Company Material Adverse Effect, no event has occurred since the date of such letter or opinion that would adversely affect such qualification. All contributions required to be made to each Company Benefit Plan, and all payments required to be made pursuant to the Company Benefit Plan, have been timely made or accrued in accordance with GAAP.

(e) No Company Benefit Plan is under audit by, or is the subject of an investigation by, the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, the SEC or any other Governmental Authority, nor is any such audit or investigation, to the Company’s Knowledge, pending or threatened.

(f) No Company Benefit Plan provides health, medical, life insurance or death benefits to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985 or Section 4980B of the Code, or any similar state group health plan continuation Law, the cost of which is fully paid by such current or former employees or their dependents.

(g) The execution and delivery of this Agreement and the consummation of the Transactions will not (either alone or in combination with another event) (i) result in any payment or benefit from the Company or any of its Subsidiaries becoming due, or increase the amount of any compensation due, to any Participant, (ii) increase any benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits from the Company or any of its Subsidiaries to any Participant, (iv) limit or restrict the right to amend, terminate or transfer the asset of any Company Benefit Plan on or following the Effective Time, or (v) reasonably be expected to result in the loss of any tax deductions to the Company, Parent or any of their Affiliates under Section 280G of the Code.

(h) There are no pending, or, to the Knowledge of the Company, threatened, Legal Actions against any Company Benefit Plan, other than routine appeals for benefits by Participants or their dependants as would not reasonably be expected to have a Company Material Adverse Effect.

(i) There is no Contract, agreement, arrangement or policy to which the Company or any of its ERISA Affiliates is a party, or by which it is bound, to compensate any Participant or any other Person, for (i) Taxes or other penalties paid as a result of a violation of Section 409A or Section 457A of the Code or (ii) excise taxes paid pursuant to Section 4999 of the Code.

Section 3.16 Labor Relations.

(a) (i) No employee of the Company or any of its Subsidiaries is represented by a union, (ii) to the Knowledge of the Company, no union organizing efforts have been conducted within the last three years or are now being conducted, and (iii) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor contract. Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries currently has, or, to the Knowledge of the Company, is there now threatened, a strike, picket, work stoppage, work slowdown or other labor dispute, and there are no unfair labor practice charges or complaints against the Company or any of its Subsidiaries, to the Knowledge of the Company, pending or threatened, and during the last three years there have not been any such charges or complaints.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to the employment of labor, including all applicable Laws relating to the payment of wages and overtime wages, hours of work, immigration and work authorization matters, collective bargaining, employment discrimination, civil rights, leave entitlement, safety and health, workers’ compensation, pay equity and the collection and payment of withholding or social security taxes.

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect, with respect to any person who provides personal services to the Company or any of its Subsidiaries, (i) the Company or the applicable Subsidiary has properly classified each service provider as either an “employee” or an “independent contractor” and has classified each employee as either “exempt” or “non-exempt,” (ii) neither the Company nor any of its Subsidiaries have any liability by reason of any such person being improperly excluded from participating in a Company Benefit Plan, and (iii) there are no complaints, actions, claims or proceedings pending or, to the Knowledge of the Company, threatened to be brought by any such person or any Governmental Authority to reclassify such person.

Section 3.17 Taxes. Except as would not reasonably be expected to have a Company Material Adverse Effect:

(a) The Company and its Subsidiaries have prepared in accordance with applicable Law and filed all Tax Returns that they were required to file, and have paid all Taxes shown thereon as due and owing.

(b) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(c) No audit or similar proceeding by any Governmental Authority is pending with respect to any Taxes of the Company or any of its Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries is or has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code.

Section 3.18 Environmental Matters. The operations of the Company and each of its Subsidiaries comply and for the past five years have complied with applicable Law relating to (a) pollution, contamination, protection of the environment or employee health and safety, (b) emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures, or (c) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of or exposure to Hazardous Substances (collectively, “Environmental Law”), in each case, except as would not reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries possess all Permits required under Environmental Law necessary for their respective operations, and such operations are and for the past five years have been in compliance with such Permits, except as would not reasonably be expected to have a Company Material Adverse Effect. No Legal Action arising under or pursuant to Environmental Law is pending, or to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries, except as would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, (i) no condition (including any release, spill, discharge, emission or disposal of Hazardous Substances) exists on, and there has been no exposure to any Hazardous Substances at, any property, currently or formerly, owned or operated by the Company and (ii) none of the Company or any of its Subsidiaries has assumed or retained any obligation, by contract or operation of law, in each of cases (i) and (ii) that has given rise to, or would reasonably be expected to give rise to, any liability or obligation under Environmental Law, except as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.19 Intellectual Property.

(a) Section 3.19(a) of the Company Disclosure Letter sets forth a list of all Owned Intellectual Property that is registered, issued or the subject of a pending application for registration, and except as would not reasonably be expected to have a Company Material Adverse Effect, each such item of Owned Intellectual Property is, to the Knowledge of the Company, valid, enforceable and subsisting.

(b) Except as would not have a Company Material Adverse Effect, (i) all licenses in respect of Licensed Intellectual Property or Owned Intellectual Property are valid and in full force and effect against the Company or any of its Subsidiaries and, to the Knowledge of the Company, the other parties thereto, in accordance with their respective terms and (ii) to the Knowledge of the Company, no party to any such license has committed or failed to perform any act under and no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to result in a default under the provisions of such license.

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect, either the Company or one of its Subsidiaries owns and possesses all right, title and interest in and to the Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens).

(d) Except as would not reasonably be expected to have a Company Material Adverse Effect, there is no Legal Action pending or, to the Knowledge of the Company, threatened in writing against the Company or its Subsidiaries based upon, or challenging or seeking to deny or restrict, the use, validity or ownership by the Company or any of its Subsidiaries of any of the Owned Intellectual Property. Except as would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries as currently conducted, including the Products, does not infringe, violate or misappropriate and has not since January 1, 2014, infringed, violated or misappropriated any Intellectual Property of any Person. Since January 1, 2014, neither the Company nor its Subsidiaries has received any written notice of any claims that have been made against the Company or its Subsidiaries, nor is there any pending or threatened (to the Knowledge of the Company) suit, proceeding, hearing, investigation, charge, complaint, claim, arbitration or demand alleging the infringement, violation or misappropriation by the Company or its Subsidiaries of any Intellectual Property right of any Person, except as would not reasonably be expected to have a Company Material Adverse Effect. Except as would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, (i) no third party has infringed upon, misappropriated or otherwise violated any Company Owned Intellectual Property, and (ii) there has been and is no unauthorized use, disclosure, misappropriation or infringement of any trade secrets owned by the Company or any its Subsidiaries by any Person.

(e) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Licensed Intellectual Property together with the Owned Intellectual Property, constitute all the Intellectual Property necessary to conduct the respective businesses of the Company and its Subsidiaries as currently conducted, and (ii) the consummation of the Transactions shall not alter, impair or extinguish any Rights of the Company or any of its Subsidiaries in the Owned Intellectual Property or Licensed Intellectual Property.

(f) Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is party to any Contract that is material to the Businesses pursuant to which (i) a third party grants (by way of license, covenant not to sue, co-existence or otherwise) to the Company or its Subsidiaries any interest in, or right to use or exploit the Licensed Intellectual Property, or (ii) the Company or its Subsidiaries grants (by way of license, covenant not to sue, co-existence or otherwise) to any Person any interest in, or right to use or exploit any Owned Intellectual Property, each of the foregoing (i) and (ii), other than in the ordinary course of business. Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor its Subsidiaries has granted any exclusive license to any Person under Owned Intellectual Property, other than in the ordinary course of business.

(g) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries has taken reasonable and appropriate steps to protect, maintain and safeguard their rights in all trade secrets included in the Owned Intellectual Property.

(h) Except as would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, the Company and its Subsidiaries have not received written notice of any claims (including any investigation or written notice from any Governmental Authority) that have been asserted or threatened against the Company or any of its Subsidiaries alleging a violation of any Person’s privacy or personal information or data rights or any non-compliance with applicable Laws, privacy policies or terms of use.

Section 3.20 Properties.

(a) Section 3.20(a) of the Company Disclosure Letter sets forth a list of the addresses of all real property owned or leased (as lessee) by the Company and its Subsidiaries.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or have a valid and enforceable right to use or a valid and enforceable leasehold interest in, all real property (including all buildings, fixtures and other improvements thereto) used by them. None of the Company’s and any of its Subsidiaries’ ownership of or leasehold interest in any such property is subject to any Lien, except for Permitted Liens.

Section 3.21 Permits; Compliance with Law.

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Authority (“Permits”) reasonably necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Company Permits”), (ii) all such Company Permits are in full force and effect, and (iii) as of the date of this Agreement, no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened in writing.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries is, and since January 1, 2014 has been, in compliance with (i) each Law applicable to the Company or such Subsidiary or by which any of the Company Assets is bound, and (ii) the Company Permits.

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, each of the co-manufacturers, contract manufacturers, vendors, suppliers and distributors (collectively, the “Suppliers”) of the products sold by the Company and its Subsidiaries (the “Products”) is in compliance with all Laws applicable to the manufacturing, sale, lease, storage and delivery of such products, including such Laws that require such co-manufacturers to possess all Permits for the current operation of their business, including the Food and Drug Act, the Federal Trade Commission Act, the Fair Packaging and Labeling Act, and the Laws of the FDA, CFIA, USDA and FTC. Except as would not reasonably be expected to have a Company Material Adverse Effect, none of the products being manufactured, sold or delivered by the Company or its Subsidiaries requires any approval of the FDA, CFIA, USDA and FTC or any other Governmental Authority for the purpose for which they are being manufactured, sold or delivered, as applicable, which has not been obtained.

(d) No representation is made under this Section 3.21 with respect to SEC reports, financial statements and internal controls, employee benefits, labor, Tax, environmental, intellectual property matters or Product matters, which matters are addressed in Section 3.9, Section 3.10, Section 3.15, Section 3.16, Section 3.17, Section 3.18, Section 3.19 and Section 3.23, respectively.

Section 3.22 Anti-Corruption. Neither the Company nor any of its Subsidiaries (including any of their officers, directors, employees or other persons acting on their behalf) nor, to the Knowledge of the Company, any of their agents or distributors, has, directly or indirectly, (i) taken any action that would cause the Company or any of its Subsidiaries, or Parent or Merger Sub, to be in violation in any material respect of the United States Foreign Corrupt Practices Act of 1977, as amended, or any other anticorruption or anti-bribery Laws applicable to the Company or any of its Subsidiaries or (ii) made any unlawful offer, payment, promise to pay, authorization, or ratification of the payment, directly or indirectly, of any gift, money or anything of value to a governmental official to secure any improper advantage (e.g., to obtain a tax rate lower than allowed by Law) or to obtain or retain business for any Person. To the Knowledge of the Company, there is no pending investigation of the Company or any of its Subsidiaries by any Governmental Authority regarding the foregoing actions that would reasonably be expected to result in any material fine, penalty or enforcement action by such Governmental Authority.

Section 3.23 Products; Product Liability; Product Warranty.

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Products: (i) have, to the Knowledge of the Company, been properly manufactured, handled and stored and are properly packaged and labeled and fit for human consumption; (ii) are of good and merchantable quality and condition in the ordinary course of business consistent with past practice; (iii) comply with the Federal Food, Drug and Cosmetic Act as amended and regulations promulgated thereunder as in effect as of the date hereof (collectively, the “Food and Drug Act”) and applicable Laws governing the purity of food sold for human consumption as in effect as of the date hereof (“Food Laws”); and (iv) may be shipped in interstate commerce in accordance with the Food and Drug Act and the Food Laws.

(b) Since January 1, 2014, the Company and its Subsidiaries and, to the Knowledge of the Company, their Suppliers, have not voluntarily recalled, suspended, or discontinued manufacturing any Product at the request of any Governmental Authority, nor has the Company or any of its Subsidiaries received any written notice since January 1, 2014 from any Governmental Authority that it has commenced or threatened to initiate any action to withdraw approval, restrict sales or marketing, or request a recall of, any Product, or that a Governmental Authority has commenced or threatened to initiate any action to enjoin or place restrictions on the production of any Product, in each case except as would not reasonably be expected to have a Company Material Adverse Effect.

(c) Since January 1, 2014, the Company and its Subsidiaries have not received written notice of, or been subject to, any finding of material deficiency or material non-compliance, material penalty, fine or sanction, request for corrective or remedial action or other material compliance or enforcement action, in respect of any of (i) the Products, (ii) the ingredients in the Products, or (iii) the facilities at which the Products are manufactured, packaged or initially distributed, in each case except as would not reasonably be expected to have a Company Material Adverse Effect.

(d) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries and, to the Knowledge of the Company, the Suppliers are in compliance with all currently applicable premarket authorization requirements for the Products, including those requirements for food additives, (ii) all materials contained in the Products comply with established specifications, and (iii) the level of contaminants (e.g., heavy metals such as lead) or other impurities in the Products have been and currently are in compliance with all applicable Laws.

(e) Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries have made any false statements in, or material omissions from, any applications, approvals, reports or other submissions made by the Company or any of its Subsidiaries to the FDA, the USDA, the FTC or other Governmental Authorities or in any other records and documentation prepared or maintained by the Company or its Subsidiaries solely for compliance with the requirements of the FDA, the USDA, the FTC or other Governmental Authorities relating to the Products.

(f) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all currently applicable labeling requirements of the FDA, the USDA and other Governmental Authorities and the currently applicable FTC requirements, and the applicable requirements in state consumer protection laws regarding truthful advertising, including the requirements to have adequate substantiation for all express and implied marketing, advertising or labeling claims and requirements that prohibit “drug” claims on foods.

(g) Since January 1, 2014, the Company and its Subsidiaries have not received any written or, to the Knowledge of the Company, oral notification from any Governmental Authority that remains unresolved indicating that any Product is unsafe or ineffective for its intended use or fails to comply with any applicable premarket authorization requirements, in each case except as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.24 Customers/Suppliers. Section 3.24 of the Company Disclosure Letter sets forth the names of the top ten (10) suppliers, the top ten (10) outsourced contract manufacturers and the top ten (10) distributor/customers of the Company and its Subsidiaries by dollar value, together with the aggregate amount of purchases made from each supplier and outsourced contract manufacturer, respectively, and sales made to each such distributors/customer, respectively, during the year ended December 31, 2014. As of the date of this Agreement, none of such suppliers, outsourced contract manufacturers or distributors/customers has notified the Company or any of its Subsidiaries in writing or, to the Knowledge of the Company, orally, that it is terminating or materially and adversely altering, or that it intends to terminate or materially and adversely alter, its relationship with the Company or any of its Subsidiaries.

Section 3.25 Affiliated Transactions. No director, officer or Affiliate (other than Subsidiaries of the Company) of the Company is a party to any Contract with the Company or its Subsidiaries (other than employment agreements, change of control agreements, severance agreements, indemnification agreements, bonus arrangements or any Company Equity Award) or has any material interest in any property used by the Company or its Subsidiaries, in either case that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 3.26 Opinion of Financial Advisor. William Blair & Company, L.L.C. (the “Company Financial Advisor”) has delivered to the Company Board its opinion to the effect that, as of the date of this Agreement, and subject to the various limitations, assumptions, factors and matters set forth therein, the consideration to be received by the holders of Common Stock (other than Parent and its affiliates) pursuant to the Offer and the Merger is fair, from a financial point of view, to those holders.

Section 3.27 Takeover Laws. Assuming the accuracy of the representations and warranties in Section 4.6(c), no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including Section 203 of the DGCL) enacted under any applicable Law (“Takeover Laws”) is applicable to this Agreement or the Transactions.

Section 3.28 Brokers. No broker, finder or investment banker other than the Company Financial Advisor is entitled to any brokerage, finder’s, financial advisory or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent the engagement letter the Company has entered into with the Company Financial Advisor in connection with the Transactions.

Section 3.29 Insurance. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries maintain insurance policies in such amounts, with such deductibles and against such risks and losses as are customary for its industry. Except as would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, all insurance policies with respect to the Businesses are in full force and effect, all premiums due and payable thereon have been paid, and neither the Company nor any of its Subsidiaries has received written notice of any cancellation with respect thereto. The Company and each of its Subsidiaries is in compliance with all conditions contained in such insurance policies, except where the failure to so comply would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.30 No Vote Required. Assuming the Transactions are consummated in accordance with Section 251(h) of the DGCL, no vote or consent of the stockholders of the Company is necessary to authorize this Agreement or to consummate the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

Section 4.1 Organization and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Law of its jurisdiction of organization. Each of Parent and Merger Sub has the requisite power and authority to own, lease and operate the assets and properties that it purports to own, lease and operate and to carry on its business as now conducted.

Section 4.2 Corporate Authorization. Each of Parent and Merger Sub has all necessary power and authority to enter into this Agreement and to consummate the Transactions. The board of directors of each of Parent and Merger Sub has adopted resolutions approving this Agreement and the Transactions. The board of directors of each of Parent and Merger Sub pursuant to duly adopted resolutions have (a) approved and declared advisable this Agreement, the Merger and the Transactions and (b) declared that it is in the best interests of Parent and Merger Sub and the stockholders of Parent or Merger Sub that Parent or Merger Sub, as applicable, enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary action on the part of Parent and Merger Sub.

Section 4.3 Enforceability. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the effect of any bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity.

Section 4.4 Governmental Authorizations. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions do not and will not require any Governmental Authorization, other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the SEC of (i) the Offer Documents and (ii) any other filings and reports that may be required in connection with this Agreement and the Transactions under the Exchange Act; and

(c) the pre-merger notification required under the HSR Act and any other similar material foreign antitrust approvals.

Section 4.5 Non-Contravention. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions do not and will not:

(a) contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of Parent or Merger Sub;

(b) contravene or conflict with, or result in any violation or breach of, any Law applicable to Parent or any of its Subsidiaries or by which any assets of Parent or any of its Subsidiaries (“Parent Assets”) are bound, assuming that all Governmental Authorizations described in Section 4.4 have been obtained or made, other than as would not reasonably be expected to have a Parent Material Adverse Effect;

(c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contracts to which Parent or any of its Subsidiaries is a party or by which any Parent Assets are bound (collectively, “Parent Contracts”), other than as would not reasonably be expected to have a Parent Material Adverse Effect; or

(d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Parent Contracts, other than as, if not obtained, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.6 Capitalization; Interim Operations of Merger Sub; Ownership of Common Stock.

(a) As of the date of this Agreement, the authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share. All of the issued and outstanding capital stock of Merger Sub is, and at the Acceptance Time and the Effective Time will be, owned directly or indirectly by Parent. There are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments on the part of Merger Sub of any character relating to the issuance, transfer, sale, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the capital stock or other equity interests of, or other ownership interests in, Merger Sub, and there are no awards issued by Merger Sub based upon the value of any security issued by Merger Sub, including any capital appreciation rights, phantom stock plans, stock appreciation rights or stock-based performance units. Each outstanding share of capital stock of Merger Sub is duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, pre-emptive rights, subscription rights or any similar rights.

(b) Merger Sub was formed solely for the purpose of engaging in the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions. Merger Sub has no Subsidiaries.

(c) None of Parent, Merger Sub or any of their respective Affiliates own, directly or indirectly, beneficially or of record, any shares of Common Stock, and none of Parent, Merger Sub or their respective Affiliates holds any rights to acquire or vote any shares of Common Stock except pursuant to this Agreement.

Section 4.7 Financing. Parent will have at the Acceptance Time the funds necessary to consummate the Transactions, including the payment by Parent and Merger Sub of the aggregate amount of the Offer Price and Merger Consideration, other amounts payable pursuant to Article II, any fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation and any other amounts, including indebtedness of the Company and its Subsidiaries, required to be paid in connection with, or as a result of, the consummation of the Transactions. Parent has delivered to the Company (i) a correct and complete fully executed copy of the commitment letter, dated as of November 24, 2015, among Pinnacle Foods Finance LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (the “Borrower”), Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A., including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement (the “Commitment Letter”) and (ii) a copy of the fee letter referenced in the Commitment Letter (the “Fee Letter” and, together with the Commitment Letter, the “Financing Letters”) (it being understood that the Fee Letter has been redacted in a customary manner). Pursuant to, and subject to the terms and conditions of, the Commitment Letter, the lender thereunder (together with any other lenders who may be added pursuant to the terms thereof, the “Lenders”) has committed to lend the amounts set forth therein (the provision of such funds as set forth therein, the “Financing”) for the purposes set forth in such Commitment Letter. Neither the Commitment Letter nor the Fee Letter has been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Commitment Letter have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the date of this Agreement. As of the date of this Agreement, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of the Borrower and, to the Knowledge of Parent, each of the other parties thereto, enforceable in accordance with its terms against the Borrower and, to the Knowledge of Parent, each of the other parties thereto, subject to the effect of any applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity. There are no conditions precedent related to the funding of the full amount of the Financing pursuant to the Commitment Letter, other than as expressly set forth in the Commitment Letter. The net proceeds of the Financing will, in the aggregate and together with any cash or other funds available to Parent (including from the Borrower) and Merger Sub, be sufficient (after netting out any fees, original issue discount, expenses and similar premiums and charges payable pursuant to the Financing Letters, including after giving effect to the maximum amount of any “flex” provisions) for the payment of the aggregate cash portion of the Merger Consideration and any other amounts required to be paid pursuant to Article II hereof, the repayment of any existing indebtedness of the Company in connection with the Transactions and the payment of all fees and expenses reasonably expected to be incurred by Parent, the Borrower, Merger Sub and the Surviving Corporation in connection with the Transactions and the Financing. As of the date of this Agreement, (i) no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default) or result in a failure to satisfy a condition precedent, in each case, on the part of Parent or the Borrower or, to the Knowledge of Parent, any other party to the Commitment Letter, under the Commitment Letter, and (ii) Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing or any other funds necessary for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement and the repayment of any existing indebtedness of the Company in connection with the Transactions and the payment of all fees and expenses reasonably expected to be incurred by

Parent, the Borrower, Merger Sub and the Surviving Corporation in connection with the Transactions and the Financing will not be available to Parent on the Closing Date. Parent has fully paid (or caused to be paid) all commitment fees or other fees to the extent required to be paid on or prior to the date of this Agreement in connection with the Financing. Neither Parent nor any Affiliate of Parent is a party to any side letters or other Contracts (other than the Financing Letters) that could affect the availability of the full amount of the Financing. Parent and Merger Sub acknowledge that their obligations under this Agreement are not contingent or conditioned in any manner on obtaining any financing.

Section 4.8 Litigation. As of the date of this Agreement, there is no Legal Action pending or, to the Knowledge of Parent, threatened, against Parent or any of its Affiliates before any Governmental Authority that would, or seeks to, materially delay or prevent the consummation of the Transactions. As of the date of this Agreement, neither Parent nor any of its Affiliates is subject to any Order of, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority, or any Order of any Governmental Authority that would, or seeks to, materially delay or prevent the consummation of any of the Transactions.

Section 4.9 Brokers. The Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the Transactions based on arrangements made by or on behalf of Parent or Merger Sub, other than any such fee that is conditioned upon the consummation of the Merger.

Section 4.10 Independent Investigation. In entering into this Agreement and each of the other documents and instruments relating to the Transactions, Parent and Merger Sub represent, warrant, acknowledge and agree that, except for the specific representations and warranties of the Company contained in this Agreement (including any that are subject to the Company Disclosure Letter and the Company SEC Reports), it has not relied upon the accuracy or completeness of any representation or warranty, either express or implied, with respect to the Company or its Subsidiaries or Affiliates or their business, operations, technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, certain “data rooms” maintained by the Company, supplemental information or other materials or information with respect to any of the above) or otherwise made available to Parent and Merger Sub or any of their respective Affiliates or any of their respective Representatives made or provided by the Company, its Affiliates or any of its or their respective Representatives.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company. From and after the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VII, except as required by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter or as required by applicable Law, without the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned, the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to conduct its operations in all material respects in the ordinary course of business and preserve in all material respects its present business organization and the goodwill of those having business relationships with it; provided that no action taken or failure to take action by the Company or any of its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(a) through (n) shall constitute a breach under this sentence unless such action or failure to take action would constitute a breach of such provision of Section 5.1(a) through (n), as applicable. Without limiting the generality of the foregoing, and except as otherwise required by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter or as otherwise required by applicable Law, from and after the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VII, the Company shall not, and shall not cause any of its Subsidiaries to, take any of the following actions, without the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned:

(a) Organizational Documents. Amend any of the Company Organizational Documents;

(b) Dividends. Make, declare or pay any dividend or distribution on any shares of its capital stock, other than dividends and distributions by wholly owned Subsidiaries of the Company;

(c) Capital Stock. (i) Adjust, split, combine or reclassify its capital stock, (ii) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than (x) in connection with the forfeiture or expiration of outstanding Company Equity Awards and the withholding of Common Stock to pay the exercise price or satisfy Tax obligations with respect to the exercise or vesting of Company Equity Awards, or (y) the acquisition, directly or indirectly, of capital stock or other equity interests of, or other ownership interests in, any wholly owned Subsidiary of the Company), (iii) grant any Person any right, warrant or option to acquire any shares of its capital stock or other equity interests or ownership interests, or (iv) issue, transfer, deliver or sell any additional shares of its capital stock or other equity or ownership interests or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or other equity or ownership interests (other than pursuant to the terms of existing Company Equity Awards);

(d) Compensation and Benefits. (i) Increase the compensation or benefits payable or to become payable to any of its directors or officers or employees (including without limitation the grant of any equity or equity-based compensation), except for increases in salary, annual bonus targets, hourly wage rates and benefits of employees below the level of vice president in the ordinary course of business consistent with past practice, (ii) establish, adopt, enter into or materially amend, renew or terminate any collective bargaining agreement or Company Benefit Plan or any employee benefit plan, agreement, policy, program or commitment that, if in effect on the date of this Agreement, would be a Company Benefit Plan, (iii) execute any employment, deferred compensation or other similar agreement (or any material amendment to any such existing agreement) with any Participant, other than offer letters and employment agreements entered in the ordinary course of business consistent with past practice that are terminable at will and without any severance or other material liability to the Company or any of its Subsidiaries, or (iv) provide any new material benefit to any Participant, except, in each case, (A) to the extent required by applicable Law, this Agreement or any Company Benefit Plan or other agreement in effect on the date of this Agreement or (B) in the ordinary course of business consistent with past practice in conjunction with new hires, promotions or other changes in job status for employees below the level of vice president;

(e) Acquisitions. Acquire (by merger, consolidation, acquisition of equity interests or assets, or otherwise) any interest in any Person or any business, division or assets thereof, except for (i) any such transaction that is between the Company and any of its wholly owned Subsidiaries or between any such wholly owned Subsidiaries and (ii) purchases of inventory and equipment in the ordinary course of business;

(f) Dispositions. Sell, lease, license, transfer, pledge, encumber, grant, dispose of or subject to a Lien any material Company Assets, other than (i) the sale of inventory in the ordinary course of business, (ii) the disposition of used, obsolete or excess inventory or equipment in the ordinary course of business, (iii) any Permitted Liens or (iv) pursuant to any Contract existing and in effect as of the date hereof;

(g) Indebtedness; Guarantees. Incur, assume or guarantee any new indebtedness, other than the incurrence of indebtedness in the ordinary course of business under the revolving credit facility contained in the Company Credit Agreement (it being understood that the Company will consult with Parent regarding any such incurrence);

(h) Loans. Make any loans or advances, other than (i) loans or advances made to employees in the ordinary course of business consistent with past practice for travel, business or relocation, or (ii) loans or advances made by the Company or a wholly owned Subsidiary of the Company to the Company or to a wholly owned Subsidiary of the Company;

(i) Tax and Accounting. Make or revoke any material Tax election, file any amended Tax Return that materially increases the Tax liabilities of the Company and its Subsidiaries, settle or compromise any audit or other proceeding relating to a material amount of Tax or change its accounting policies or procedures, in each case, other than in the ordinary course of business or as required by GAAP or applicable Law;

(j) Legal Actions. Settle or compromise any material Legal Action, other than (i) any Legal Action that is the subject of Section 5.2 or (ii) settlements or compromises pursuant to which the monetary payments required to be made by the Company or any of its Subsidiaries that are not covered by the Company’s insurance policies does not exceed $3,000,000 in the aggregate (so long as any settlement or compromise in accordance with this clause (ii) would not result in the imposition of a material restriction on the Businesses or on Parent or any of its Subsidiaries after the Effective Time);

(k) Material Contracts. Amend or modify in any material respect, waive any material rights under, terminate, replace or release, settle or compromise any material claim or liability or obligation under, any Material Contract or enter into any Contract which if entered into prior to the date hereof would have been a Material Contract, in each case other than (i) in the ordinary course of business, or (ii) any termination or replacement that occurs automatically without any action by the Company or any of its Subsidiaries; provided that, subject to applicable Law, the Company shall notify Parent prior to taking any such action pursuant to clause (k)(i);

(l) Capital Expenditures. Make or authorize capital expenditures in excess of the total aggregate amounts set forth in the Company’s capital expense budget made available to Parent prior to the date of this Agreement, except for (i) capital expenditures made in the ordinary course of business that do not exceed $1,000,000 in the aggregate during any fiscal quarter, or (ii) capital expenditures to address exigent circumstances;

(m) Reorganizations. Adopt or enter into a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation or other reorganization of the Company or any of its Subsidiaries (other than the Merger or transactions exclusively between wholly owned Subsidiaries of the Company); or

(n) Related Actions. Authorize, agree or commit to do any of the foregoing.

Section 5.2 Stockholder Litigation. The Company shall keep Parent reasonably informed and give Parent the opportunity to participate, subject to a customary joint defense agreement, in, but not control, the defense of any litigation brought by stockholders of the Company against the Company, its directors and/or its officers relating to the Transactions and the Company (including the opportunity, in advance of filing briefs relating to dispositive motions or motions for injunctive relief, to review and offer comments on such briefs) and shall not settle any such litigation or consent to the same without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned). The Company shall notify Parent as promptly as practicable of the commencement of any such stockholder litigation of which it has received notice.

Section 5.3 Access to Information; Confidentiality.

(a) The Company shall, and shall cause its Subsidiaries to, (i) provide to Parent and its Representatives access at reasonable times upon prior notice to the officers, senior employees, properties, books and records of the Company and its Subsidiaries and (ii) furnish promptly such information concerning the Company and its Subsidiaries as Parent may reasonably request. Notwithstanding anything to the contrary in this Agreement (including the immediately preceding sentence), the Company shall not be required to provide such access or information if it reasonably determines that (x) such access may unreasonably disrupt or impair the business or operations of the Company or any of its Subsidiaries, (y) such information relates to any competitively sensitive written formula, recipe or code book specification for any products manufactured, packaged, labeled, marketed, sold and/or distributed by the Company or its Subsidiaries or (z) such access would reasonably be expected to result in a waiver of attorney-client privilege, work product doctrine or similar privilege or would violate any applicable Law; provided that the Company shall use commercially reasonable efforts to develop an alternative to providing such information that would not result in such disruption, impairment, waiver or violation of Law, as the case may be.

(b) The Company shall notify Parent and Merger Sub, and Parent and Merger Sub shall notify the Company, promptly of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (ii) any notice or other communication from any Governmental Authority in connection with the Transactions, (iii) any Legal Actions commenced, or to such party’s knowledge, threatened, against the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, that are related to the Transactions, and (iv) the material failure of any party to comply with or satisfy any covenant or agreement in this Agreement, in each case such that the conditions set forth in Article VI or Exhibit A would not be satisfied or would give rise to a right a termination set forth in Section 7.3(b) or Section 7.4(b), as the case may be. In addition, the Company shall notify Parent and Merger Sub, and Parent and Merger Sub shall notify the Company, promptly of any change or event having, or which is reasonably likely to have, a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable, or which would reasonably be likely to result in the failure of any of the conditions set forth in Article VI or Exhibit A to be satisfied. In no event shall (x) the delivery of any notice by a party pursuant to this Section 5.3(b) limit or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement, or (y) any such disclosure be deemed to amend or supplement the Company Disclosure Letter or constitute an exception to any representation or warranty.

(c) Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated August 20, 2015 (the “Confidentiality Agreement”), between Parent and the Company with respect to the information disclosed under this Section 5.3.

(d) Nothing contained in this Agreement shall give Parent, directly or indirectly, rights to control or direct the operations of the Company or any of its Subsidiaries before the Effective Time. Before the Effective Time, the Company shall, subject to and consistent with the terms and conditions of this Agreement, exercise complete control and supervision over the operations of the Company and its Subsidiaries.

Section 5.4 No Solicitation.

(a) Except as expressly permitted by Section 5.4(b), the Company shall not, and the Company shall cause its Subsidiaries and its and their Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage the making of any Takeover Proposal or any inquiry relating thereto, (ii) enter into or participate in any discussions with any Person regarding a Takeover Proposal (other than to state that the Company is not permitted to have discussions), (iii) execute or enter into any Contract, letter of intent, memorandum of understanding or agreement in principle providing for or relating to a Takeover Proposal (a “Company Acquisition Agreement”), other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 5.4, or (iv) furnish to any Person any non-public information with respect to or in connection with any Takeover Proposal. The Company shall, shall cause each of its Subsidiaries to and shall use reasonable best efforts to cause its and their Representatives to, immediately cease and terminate any existing solicitation, encouragement, discussion or negotiation heretofore conducted by the Company, any of its Subsidiaries or their respective Representatives with any Person (other than Parent and its Affiliates) with respect to or in connection with any Takeover Proposal and shall promptly request the return from, or destruction by, all such Persons of all non-public information previously furnished or made available to such Persons by or on behalf of the Company within the last twelve (12) months in accordance with the terms of any confidentiality or similar agreement in place with such Person. Without limiting the foregoing, it is agreed that any violation of the restrictions on the Company set forth in this Section 5.4 by any Subsidiary or Representative of the Company shall be deemed a breach of this Section 5.4 by the Company.

(b) Notwithstanding Section 5.4(a), prior to the Acceptance Time, following the receipt after the date hereof by the Company of a written Takeover Proposal that has not resulted from a breach or violation of Section 5.4(a), (i) the Company Board shall be permitted to clarify the terms of such Takeover Proposal, and (ii) if the Company Board determines in good faith after consultation with outside legal counsel and financial advisors that such Takeover Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal and that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board under applicable Law, then the Company may, in response to such Takeover Proposal and upon prior written notice to Parent, (x) provide access and furnish non-public information with respect to the Company and any of its Subsidiaries to the Person or Persons who has made such Takeover Proposal (and their potential sources of funding) pursuant to an Acceptable Confidentiality Agreement, provided that any non-public information provided under this clause (x) shall have previously been provided to Parent or shall be provided to Parent substantially concurrently (and in any event within twenty-four (24) hours) with the time it is provided to such Person or Persons (or any of their potential sources of funding), and (y) participate or engage in discussions and negotiations regarding such Takeover Proposal. Notwithstanding anything to the contrary in this Agreement, the Company Board shall be permitted, to the extent it determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, to modify, waive, amend or release any existing standstill or similar obligations owed by any Person to the Company or any of its Subsidiaries.

(c) From and after the date of this Agreement, the Company shall promptly (but in any event within one Business Day) notify Parent in writing of the receipt of any bona fide Takeover Proposal, or any bona fide request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Person with respect to or in connection with a Takeover Proposal, specifying the material terms and conditions thereof (and including a copy thereof, if such proposal is in writing) and the identity of the party making the proposal, and thereafter the Company shall keep Parent reasonably informed on a reasonably current basis of the status and terms of such Takeover Proposal or any changes to the material terms and conditions thereof (and the Company shall as promptly as practicable provide Parent with copies of any material written materials relating to such Takeover Proposal or any changes to the material terms and conditions thereof) and of the status of any substantive discussions or negotiations relating to such Takeover Proposal.

(d) Except as set forth in Section 5.4(e) and Section 5.4(f), neither the Company Board nor any committee thereof shall (i)(A) withdraw, qualify, modify or amend (or publicly propose to withdraw, qualify, modify or amend) the Company Board Recommendation in any manner adverse to Parent, (B) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, or submit to the vote of any stockholders of the Company, a Takeover Proposal, or authorize, resolve or agree to take any such action, or (C) fail to include the Company Board Recommendation in the Schedule 14D-9 or to recommend against any Takeover Proposal that has been made public within ten (10) Business Days after a request to do so by Parent (any of the foregoing, an “Adverse Recommendation Change”) or (ii) approve, recommend or allow the Company to enter into a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into following compliance with this Section 5.4) or authorize, resolve, agree or propose publicly to take any such action.

(e) Notwithstanding Section 5.4(d), the Company Board may, at any time prior to the Acceptance Time, in response to a Superior Proposal received by the Company Board after the date of this Agreement and not resulting from a breach of this Section 5.4, (i) terminate this Agreement pursuant to Section 7.4(a) to enter into a Company Acquisition Agreement with respect to such Superior Proposal or authorize, resolve, agree or propose publicly to take any such action or (ii) make an Adverse Recommendation Change, but only if:

(i) the Company Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law;

(ii) the Company shall have first provided written notice to Parent at least four (4) Business Days prior to any such proposed termination or Adverse Recommendation Change with respect to a Superior Proposal that it is prepared to terminate this Agreement to enter into a Company Acquisition Agreement or make an Adverse Recommendation Change with respect to a Superior Proposal (it being understood and agreed that any material change to the financial or other terms and conditions of such Superior Proposal shall require an additional notice to Parent and a new two (2) Business Day period), which notice shall include the material terms and conditions of the transaction that constitutes such Superior Proposal, the identity of the party making such Superior Proposal and a copy of the agreement or proposal with respect to such Superior Proposal and all related material documents (including any financing commitments) with respect to such Superior Proposal, and, if requested by Parent, shall have, and shall have caused its Representatives to have, negotiated with Parent in good faith during such four (4) Business Day period or two (2) Business Day period, as the case may be, to propose a modification of the terms and conditions of this Agreement so that such Takeover Proposal is no longer a Superior Proposal; and

(iii) Parent does not make, within four (4) Business Days or two (2) Business Days, as the case may be, after the receipt of such notice, a binding and irrevocable written proposal to modify the terms or conditions of this Agreement that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that, upon the acceptance thereof, would cause such Takeover Proposal to no longer constitute a Superior Proposal.

(f) Notwithstanding anything to the contrary in this Agreement, at any time before the Acceptance Time, the Company Board may make an Adverse Recommendation Change, in response to an Intervening Event (that is not, for the avoidance of doubt, related to a Superior Proposal), if (i) the Company Board has concluded in good faith, following consultation with its outside legal counsel, that its failure to make such Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law, (ii) at least four (4) Business Days prior to such Adverse Recommendation Change, the Company shall have provided to Parent notice stating that an Intervening Event has occurred and describing such Intervening Event, (iii) if requested by Parent, given Parent during such four (4) Business Day period the opportunity to submit a binding and irrevocable written proposal to modify the terms or conditions of this Agreement or the Transactions and (iv) the Company Board shall have considered in good faith any such proposal by Parent and shall have concluded in good faith, following consultation with its outside legal counsel, that it would continue to be inconsistent with its fiduciary duties under applicable Law not to make such Adverse Recommendation Change.

(g) Nothing contained in this Agreement shall prohibit the Company from complying with Rules 14a-9, 14d-9, 14e-2 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or making any required disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with its outside legal counsel, the failure to do so would be inconsistent with its fiduciary duties under applicable Law or such disclosure is otherwise required under applicable Law; provided, however, that this Section 5.4(g) shall not be deemed to permit the Company or the Company Board to effect an Adverse Recommendation Change except in accordance with Sections 5.4(e) or 5.4(f).

Section 5.5 Employees; Benefit Plans.

(a) For a period of at least one (1) year following the Closing Date, Parent shall, or shall cause the Surviving Corporation or any of their respective Affiliates to, provide to each individual who, immediately before the Effective Time is an employee of the Company or any of its Subsidiaries, including any individual on short-term disability leave immediately before the Effective Time (each, an “Employee”) and who is not covered by the terms of a collective bargaining agreement, with (i) at least the same salary or hourly wage rate provided to such Employee immediately before the Effective Time, (ii) at least the same short-term (annual or more frequent) cash bonus or commission opportunity provided to such Employee immediately before the Effective Time, (iii) at least the same benefits under the Company 401(k) Plan provided to such Employee immediately before the Effective Time; provided, however, the benefits provided under this subclause (iii) shall be provided until December 31, 2016 and (iv) other compensation and benefits that are substantially comparable in the aggregate to those provided (x) to such Employee as of the date of this Agreement or (y) to similarly situated employees of Parent. Notwithstanding anything to the contrary set forth herein, after the Effective Time, nothing herein shall preclude the Surviving Corporation from terminating the employment of any Employee for any lawful reason and neither Parent nor the Surviving Corporation shall have any obligation to retain any employee or group of employees of the Company or any of its Subsidiaries.

(b) Parent shall, or shall cause the Surviving Corporation and each of their respective Affiliates to, honor all Company Benefit Plans (including all severance, change of control and similar plans, policies, practices and agreements disclosed to Parent) in accordance with their terms as in effect as of the date of this Agreement; provided, that nothing herein shall be construed to prevent the amendment or termination of any specific plan, program, policy, practice or agreement, or interfere with Parent’s, the Surviving Corporation’s or any of their respective Affiliates’ rights or obligations to make changes as are necessary to comply with applicable Law, this Agreement or any Company Benefit Plan.

(c) For all purposes under any employee benefit plan or arrangement of Parent, the Surviving Corporation and their respective Affiliates, including severance, benefit and vacation or other paid-time off benefits (but not for accrual of pension benefits), made available to any Employee after the Effective Time (other than any defined benefit pension plan) (the “New Plans”), Parent shall provide that (i) each Employee shall receive credit for such Employee’s years of service with the Company and its Subsidiaries before the Effective Time (including predecessor or acquired entities or any other entities) for purposes of eligibility to participate in and vesting thereunder (but not benefit accrual) (except to the extent such credit would result in a duplication of accrual of benefits or with respect to New Plans created after the Effective Time for which similarly situated employees of Parent or the applicable Affiliate do not receive past service credit), (ii) at the Effective Time, any waiting time limitation in any New Plan is waived to the extent such waiting time was satisfied under the similar or comparable Company Benefit Plan in which such Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), (iii) all pre-existing condition exclusions or limitations and actively-at-work requirements of each New Plan be waived or satisfied for such Employee and his or her covered dependents to the extent waived or satisfied under the analogous Old Plan as of the Effective Time, and (iv) eligible expenses incurred by each Employee and his or her covered dependents in respect of the plan year in which the Closing shall have occurred be taken into account for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Employee and his or her covered dependents for such applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d) Nothing in this Section 5.5, whether express or implied, shall confer upon any current or former director, officer, employee, independent contractor or consultant of the Company, Parent, the Surviving Corporation or any of their respective Affiliates, any rights or remedies, including any right to employment or continued employment for any specified period, of any nature or kind whatsoever. No provision of this Section 5.5 is intended to modify, amend or create any employee benefit plan of the Company, Parent, the Surviving Corporation or any of their respective Affiliates.

Section 5.6 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and the Surviving Corporation shall cause all rights to indemnification, advancement of expenses and exculpation now existing in favor of any present or former director, officer or employee of the Company or any of its Subsidiaries (the “Indemnified Parties”) as provided in (i) the Company Organizational Documents or (ii) agreements between an Indemnified Party and the Company or one of its Subsidiaries (in effect as of the date of this Agreement) to survive the Merger and to continue in full force and effect for a period of not less than six (6) years (plus ninety (90) days) after the Effective Time or, if longer, for such period as is set forth in any applicable agreement with an Indemnified Party in effect as of the date of this Agreement.

(b) Parent and the Surviving Corporation shall, jointly and severally, indemnify all Indemnified Parties to the fullest extent permitted by applicable Law with respect to all acts and omissions arising out of or relating to their services as directors, officers or employees of the Company, its Subsidiaries or another Person, if such Indemnified Party is or was serving as a director, officer or employee of such other Person at the request of the Company, whether asserted or claimed before, at or after, or occurring before or at, the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the Transactions or otherwise). If any Indemnified Party is or becomes involved in any Legal Action in connection with any matter subject to indemnification hereunder, then Parent and the Surviving Corporation shall, jointly and severally, advance as incurred any costs or expenses (including legal fees and disbursements), judgments, fines, losses, claims, damages or Liabilities (“Damages”) arising out of or incurred in connection with such Legal Action, subject to Parent’s or the Surviving Corporation’s, as applicable, receipt of an undertaking by or on behalf of such Indemnified Party, if required by the DGCL, to repay such Damages if it is ultimately determined under applicable Law that such Indemnified Party is not entitled to be indemnified. In the event of any such Legal Action, (i) each of Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Legal Action and (ii) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Legal Action pending or threatened in writing to which an Indemnified Party is a party (and in respect of which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Legal Action.

(c) Parent and the Surviving Corporation shall, jointly and severally, maintain in effect for at least six (6) years after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by the Company or policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the Transactions or otherwise) so long as Parent and the Surviving Corporation are not required to pay an annual premium in excess of 300% of the last annual premium paid by the Company for such insurance before the date of this Agreement (such 300% amount being the “Maximum Premium”). If Parent or the Surviving Corporation are unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, then Parent and the Surviving Corporation shall, jointly and severally, instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium. Notwithstanding the foregoing, in lieu of the arrangements contemplated by this Section 5.6(c), before the Effective Time, the Company shall be entitled to purchase a “tail” directors’ and officers’ liability insurance policy, with an annual premium not to exceed the Maximum Premium, covering the matters described in this Section 5.6(c) and, if the Company elects to purchase such a policy before the Effective Time, then Parent and the Surviving Corporation’s obligations under this Section 5.6(c) shall be satisfied so long as Parent and the Surviving Corporation cause such policy to be maintained in effect for a period of six (6) years following the Effective Time.

(d) The covenants contained in this Section 5.6 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

(e) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent and the Surviving Corporation shall take all necessary action so that the successors or assigns of Parent and the Surviving Corporation shall succeed to the obligations set forth in this Section 5.6.

Section 5.7 Reasonable Best Efforts. Upon the other terms and subject to the conditions set forth in this Agreement and in accordance with applicable Law, each of the parties to this Agreement shall, and shall cause its Affiliates to, use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with other parties in doing, all things necessary, proper or advisable to ensure that the Offer Conditions and the conditions set forth in Article VI are satisfied and to consummate the Transactions as promptly as practicable. Without limiting the generality of the foregoing, Parent shall be required to (i) vigorously contest (including by means of litigation) (x) any Legal Action brought, or threatened to be brought, by any Governmental Authority or any other Person seeking to enjoin, restrain, prevent, prohibit or make illegal the consummation of any of the Transactions or seeking damages or to impose any terms or conditions in connection with the Transactions, and (y) any Order that enjoins, restrains, prevents, prohibits or makes illegal the consummation of any of the Transactions or imposes any damages, terms or conditions in connection with the Transactions and (ii) resolve any objections as the FTC, DOJ or any other Governmental Authority may assert under any Law with respect to the Transactions and to obtain any clearance required under the HSR Act or any other approval, consent or authorization necessary under applicable Law for the consummation of the Transactions (including agreeing to and making divestitures, entering into hold separate arrangements, terminating, assigning or modifying Contracts (or portions thereof) or other business relationships, accepting restrictions on business operations and entering into of commitments and obligations); provided that, notwithstanding the foregoing or any other provision of this Agreement to the contrary, nothing contained in this Agreement shall require Parent, the Company or any of their respective Subsidiaries to take any such action with respect to any material assets, material categories of assets or material businesses.

Section 5.8 Consents; Filings; Further Action.

(a) Without limiting the generality of the foregoing Section 5.7, upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law, each of Parent, Merger Sub and the Company shall use reasonable best efforts to as promptly as practicable (i) obtain any consents, approvals or other authorizations, and make any filings and notifications, required in connection with the Transactions, and (ii) make any other submissions either required or reasonably deemed appropriate by Parent or the Company in connection with the Transactions under the Securities Act, the Exchange Act, the HSR Act, the DGCL, the Applicable Exchange rules and regulations and any other applicable Law. Parent and the Company shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents (except to the extent containing confidential information of such party) to the non-filing party and its advisors before filing.

(b) Without limiting the generality of the foregoing Sections 5.7 and 5.8(a), Parent and the Company shall as promptly as practicable, but in any event within ten (10) Business Days following the execution and delivery hereof, file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form, if any, required for the Transactions and any supplemental information requested in connection therewith pursuant to the HSR Act. Parent and the Company shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing that is necessary under the HSR Act.

(c) Parent and Company shall keep the other apprised of the status of any communications with, and any inquiries or requests for additional information from the FTC, the DOJ, or any other Governmental Authority and shall comply as promptly as practicable with any such inquiry or request and provide any supplemental information requested in connection with the filings made hereunder pursuant to the HSR Act or any other applicable Law. No party shall participate in any meeting or engage in any material substantive conversation with any Governmental Authority without giving the other party prior notice of the meeting or conversation.

(d) The Company shall, and the Company shall cause its Subsidiaries to, to the extent permitted by applicable Law, (i) take all actions necessary so that no Takeover Law becomes applicable to the Transactions or this Agreement and (ii) if any such Takeover Law becomes applicable to the Transactions or this Agreement, take all actions necessary so that the Transactions may be consummated as promptly as practicable as contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on the Transactions and this Agreement.

Section 5.9 Public Announcements. Except as provided for in this Agreement or required by applicable Law, Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements (including via social media and widely distributed customer or supplier communication) relating to this Agreement or any of the Transactions. Neither Parent nor the Company, nor any of their respective Subsidiaries, shall issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Law or the Applicable Exchange requirements, in which case that party shall use reasonable best efforts to provide a meaningful opportunity to the other party to review and comment upon such press release or other public statement, to consult with the other party before issuing any such release or making any such public statement and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided that the Company shall not be required to consult with Parent or provide any such review or comment to Parent in connection with any disclosure made pursuant to and in compliance with Section 5.4(g) or relating to an Adverse Recommendation Change.

Section 5.10 Fees and Expenses. Except as explicitly provided otherwise in this Agreement, whether or not the Transactions are consummated, all expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the Transactions (“Expenses”) shall be paid by the party incurring those Expenses.

Section 5.11 Section 16b-3. Prior to the Acceptance Time, the Company shall (and shall be permitted to) take such steps as may be reasonably required to cause dispositions of the Company’s equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12 Compensation Arrangements. The Company and its Subsidiaries shall not, after the date of this Agreement, enter into, establish, amend, modify or supplement any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any current or future director, officer or employee of the Company or its Subsidiaries who holds shares of Common Stock or Company Equity Awards unless, prior to the Acceptance Time, the Company (acting through its Compensation Committee of the Company Board or its independent directors, to the extent required under applicable Law) shall have taken all steps that may be necessary or advisable to (i) approve as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and (ii) satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act with respect to such plan, program, agreement or arrangement. The Company shall deliver to Parent copies of all resolutions and consents prepared in connection with the actions required under this Section 5.12.

Section 5.13 Credit Agreement.

(a) The Company shall use reasonable best efforts to deliver to Parent prior to the Effective Time a copy of an executed payoff letter in customary form with respect to the Company Credit Agreement, and the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to cooperate with the Parent in connection with the termination of all commitments of the lenders under the Company Credit Agreement, the payment and satisfaction of all obligations of the Company and its Subsidiaries thereunder and the release of all Liens on the Company’s and its Subsidiaries’ properties and assets securing its obligations thereunder at or prior to the Effective Time.

(b) Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement will require the Company or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or agree to pay any commitment or other fees or bear or reimburse any expenses or make any payment to obtain consent or to incur any liability with respect to or cause or permit any Lien to be placed on any of its assets prior to the Effective Time, unless in each case it has received prior reimbursement or is otherwise indemnified by or on behalf of Parent, (ii) enter into any definitive agreement with respect to the Financing prior to the Effective Time or (iii) provide any indemnity in connection with the Financing unless the effectiveness thereof is not conditioned on the occurrence of the Closing. Nothing in this Agreement will require (A) any directors, officers, employees, agents and other representatives of the Company or any of its Subsidiaries to take any action in connection with the Financing that would reasonably be expected to result in personal liability to such director, officer, employee, agent or other representative or (B) the Company Board as of the date hereof to approve any financing or Contracts related thereto prior to the Effective Time. Notwithstanding anything to the contrary, the parties agree that any road shows, rating agency presentations, preparation of documents (including bank information memorandum or high yield debt offering memorandum in connection with the Financing) and provision of information with respect to the prospects and plans for the Company’s business and operations in connection with the Financing remains the sole responsibility of Parent and none of the Company or any of its Affiliates or any of their respective directors, officers, employees, agents and other representatives shall have any liability or incur any losses, damages or penalties with respect thereto (it being understood, for the avoidance of doubt, that nothing in this sentence shall reduce the Company’s cooperation obligations under Section 5.17).

Section 5.14 Approval of the Merger. Immediately following the execution of this Agreement, Parent, as sole stockholder of Merger Sub, shall approve and adopt this Agreement.

Section 5.15 Stock Exchange De-listing. Prior to the Effective Time, the Company shall reasonably cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things reasonably necessary on its part under applicable Laws and rules and policies of the Applicable Exchange to enable the de-listing by the Surviving Corporation of the shares of Common Stock from the Applicable Exchange and the deregistration of the shares of Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days thereafter.

Section 5.16 Merger Without a Stockholders’ Meeting. As promptly as practicable following the Acceptance Time, the parties shall take all necessary and appropriate actions to cause the Merger to become effective, without a meeting of the stockholders of the Company, in accordance with Section 251(h) of the DGCL.

Section 5.17 Financing.

(a) Parent shall not agree (nor permit the Borrower to agree) to or permit any amendment, supplement or other modification of, or waive any of its rights under, the Financing Letters, in each case, without the Company’s prior written consent (which consent shall not be unreasonably withheld or delayed), if such amendment, supplement, modification or waiver would, or could reasonably be expected to, (i) reduce the aggregate amount of the Financing, including by changing the amount of fees or original issue discount payable pursuant to the Financing Letters (unless the representations in Section 4.7 remain true and correct after giving effect to such reduction), (ii) impose new or additional conditions to the Financing, or otherwise expand, amend or modify any of the conditions to the Financing in a manner that would be more onerous than those conditions to funding contained in the Commitment Letter on the date hereof, (iii) adversely impact the ability of Parent, the Borrower or Merger Sub, as applicable, to enforce its rights against the other parties to the Financing Letters or the definitive agreements with respect thereto or (iv) prevent, impede or delay the consummation of the Financing or the consummation of the Transactions; provided, for the avoidance of doubt, that Parent and the Borrower shall be permitted, without the prior consent of the Company, to amend the Financing Letters to add lenders, lead arrangers, bookrunners and syndication agents or similar entities. In addition to the foregoing, Parent shall not (nor shall permit the Borrower to) release or consent to the termination of the Commitment Letter or of any Lender, except for replacements of the Commitment Letter with alternative financing commitments pursuant to clause (b) of this Section 5.17. Upon any such amendment, supplement or other modification of the Financing Letters in accordance with this Section 5.17(a), the terms “Financing Letters,” “Commitment Letter” and/or “Fee Letter,” as applicable, shall mean the Financing Letters, the Commitment Letter and/or the Fee Letter, as the case may be, as so amended, supplemented or modified.

(b) Parent shall (and shall cause the Borrower to) use its reasonable best efforts to arrange the Financing and obtain the financing contemplated thereby as promptly as reasonably practicable on the terms and conditions set forth in the Commitment Letter, including using its reasonable best efforts to (i) maintain in effect the Commitment Letter in accordance with the terms and subject to the conditions thereof, (ii) comply with its obligations under the Commitment Letter, (iii) as promptly as practicable, negotiate, execute and deliver definitive agreements with respect to the Financing contemplated by the Commitment Letter on the terms and conditions contemplated by the Commitment Letter, (iv) satisfy on a timely basis all conditions to funding that are applicable to Parent or the Borrower in the Commitment Letter and the definitive agreements with respect to the Financing contemplated by the Commitment Letter (and not take any action that would reasonably be expected to prevent or materially impair the consummation of the Financing contemplated by the Commitment Letter), (v) enforce its rights pursuant to the Commitment Letter, (vi) consummate the Financing at or prior to the Closing, including by causing the Lenders to fund the Financing at the Closing, and (vii) take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable in connection with the Financing. In furtherance and not in limitation of the foregoing, in the event that any portion of the Financing becomes unavailable on the terms and conditions set forth in the Commitment Letter or it becomes reasonably likely that it would become so unavailable, Parent shall (or shall cause the Borrower to), as promptly as practicable following the occurrence of such event, use its reasonable best efforts to (i) obtain alternative financing from alternative sources in an amount at least equal to the Financing or such unavailable portion thereof, as the case may be and that does not contain any condition to funding that would be more onerous than those contained in the Commitment Letter on the date hereof or any terms that would reasonably be expected to delay or impede the consummation of the debt financing thereunder beyond the date set forth in Section 1.6 (the “Alternate Financing”), and (ii) obtain one or more new financing commitment letters with respect to such Alternate Financing (each, a “New Commitment Letter”), in each case which New Commitment Letter(s) will replace the existing Commitment Letter in whole or in part. Parent shall promptly provide the Company with a correct and complete copy of any New Commitment Letter, together with any related exhibits, schedules, supplements and term sheets, and a correct and complete copy of any fee letter in connection therewith (it being understood that such letter will be redacted in a customary manner). In the event that any New Commitment Letter is obtained, (A) any reference in this Agreement to the “Financing Letters,” the “Commitment Letter” or the “Fee Letter” shall mean the Commitment Letter and/or the Fee Letter, as the case may be, to the extent not superseded by one or more New Commitment Letters (and/or any related fee letter(s)) at the time in question, and any New Commitment Letter (and/or any related fee letter(s)) to the extent then in effect, and (B) any reference in this Agreement to the “Financing” will mean the Financing contemplated by the Commitment Letter as modified pursuant to the foregoing.

(c) Parent shall (i) keep the Company reasonably informed on a reasonably current basis of the status of its efforts to arrange the Financing or any applicable Alternate Financing, and (ii) promptly provide the Company with copies of all executed amendments, modifications or replacements of the Commitment Letter (it being understood that any amendments, modifications or replacements shall only be as permitted herein). Without limiting the generality of the foregoing, Parent shall promptly notify the Company (A) of any breach (or threatened breach) or default (or any event or circumstance that, with notice or lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to the Financing Letters or definitive agreements related to the Financing, which breach or default would reasonably be expected to cause the representations in Section 4.7 to no longer be true and correct, (B) of the receipt by Parent or the Borrower of any oral or written notice or communication from any Lender with respect to any (1) actual or threatened material breach, default, termination or repudiation by any party to a Financing Letter or any definitive agreements related to the Financing of any provisions of any Financing Letter or such definitive agreements, (2) material dispute or disagreement between or among any parties to a Financing Letter or any definitive agreements related to the Financing or (3) failure by a party to the Financing Letters to fund the Financing or the reduction of any amount of the Financing, and (C) if for any reason Parent at any time believes in good faith that it or the Borrower will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Letters or any definitive agreements related to the Financing.

(d) Parent and Merger Sub acknowledge that their obligations under this Agreement are not contingent or conditioned in any manner on obtaining any financing.

(e) Upon request of Parent or Merger Sub, the Company shall provide reasonable cooperation and assistance to Parent and Merger Sub in connection with the arrangement of the Financing as may be reasonably requested by Parent or Merger Sub and that is necessary, customary or advisable in connection with Parent’s and Merger Sub’s efforts to obtain the Financing (provided that such requested cooperation and assistance does not unreasonably interfere with the ongoing business of the Company), including the following actions by the Company: (i) participating in a reasonable number (taking into account the nature of the Financing) of meetings with (including using its reasonable best efforts to participate in a reasonable number of one-on-one meetings with) the Financing Sources and prospective lenders and purchasers of the Financing (and using its reasonable best efforts to cause the members of senior management and Representatives of the Company to participate in such meetings), rating agency presentations, road shows and due diligence sessions, and cooperating reasonably with the marketing efforts of Parent and Merger Sub and their Financing Sources, in each case in connection with all or any portion of the Financing; (ii) assisting Parent and Merger Sub and their Financing Sources in the preparation of rating agency presentations, offering documents, bank information memoranda, business projections, lender and investor presentations, prospectuses and other similar materials for any bank or other debt financing and similar documents required in connection with any of the Financing, including using reasonable best efforts to cause the execution and delivery of reasonable and customary representation letters in connection with the bank information memoranda; (iii) cooperating reasonably with the Financing Sources’ customary due diligence; (iv) using reasonable best efforts to take such actions as are reasonably requested by Parent, Merger Sub or the Financing Sources to facilitate the satisfaction of the conditions set forth in the Commitment Letter (to the extent the satisfaction of such conditions requires actions by or cooperation of the Company); (v) requesting its independent accountants to provide reasonable assistance to Parent and Merger Sub consistent with their customary practice (including to provide consent to Parent and Merger Sub to prepare and use their audit reports relating to the Company and, in the event that any portion of the Financing takes the form of a bond offering, issue any necessary “comfort letters,” in each case, on customary terms in connection with the Financing); (vi) executing and delivering, at and effective as of the Closing, such definitive financing documents, as may be reasonably requested by Parent or Merger Sub and are required in connection with the Financing, and cooperating reasonably in connection with the pay-off of existing indebtedness and the release of related encumbrances, and Parent’s and Merger Sub’s efforts to effect the replacement or backing of any outstanding letter of credit maintained or provided by the Company at and effective as of the Closing; and (vii) at least three Business Days prior to the Closing, providing all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, that has been requested in writing at least 10 Business Days prior to the Closing.

(f) The Company shall provide to Parent the Required Bank Information prior to the commencement of a period (the “Bank Marketing Period”) of at least 10 consecutive Business Days prior to the Closing (provided, that the Bank Marketing Period shall not commence prior to January 4, 2016 and shall exclude January 18, 2016 and February 15, 2016) or such shorter period as Parent otherwise specifies in writing. The Company agrees that it shall give Parent notice if it becomes aware that the Required Bank Information taken as a whole is or becomes incorrect in any material respect. The Company hereby consents to the use of its logos in connection with the Financing, provided that such logos are used solely in a manner that does not harm or disparage the Company or any of its Affiliates or their reputation or goodwill. All non-public information regarding the Company and its Affiliates provided to any of Parent, Merger Sub, the Financing Sources or their respective Representatives pursuant to this Section 5.17 shall be kept confidential in accordance with the Confidentiality Agreement, except for disclosure to potential lenders and investors and their respective Representatives that is reasonably required in connection with the Financing subject to customary confidentiality protections. The term “Required Bank Information” means, collectively, (i) the audited consolidated financial statements of the Company and its consolidated Subsidiaries included in the Company SEC Reports for the most recent three fiscal years ended at least 90 days prior to the Closing Date, (ii) the unaudited consolidated financial statements of the Company and its consolidated Subsidiaries included in the Company SEC Reports for the most recent fiscal quarter (other than the final quarter of the fiscal year) ended at least 45 days prior to the Closing Date and (iii) the information relating to the Company described in clauses (ii) and (iv) of Section 5.17(e), to the extent reasonably available to the Company and customarily required with respect to a target company in the preparation of customary rating agency presentations, bank information memoranda, business projections or lender presentations by an acquiring company in connection with the arrangement of loans similar to the loans contemplated by the Commitment Letter. It is hereby agreed that the Company may notify Parent in writing when the Company reasonably believes that it has provided to Parent the Required Bank Information and any such delivery of written notice shall be deemed conclusive evidence that the Company has provided to Parent the Required Bank Information unless Parent in good faith reasonably believes that the Company has not completed providing the Required Bank Information and objects in writing (stating with specificity the Required Bank Information that has not been provided) within three (3) Business Days of receipt of such notice.

(g) Parent shall (i) indemnify and hold harmless the Company and it Subsidiaries and its and their respective Representatives from and against any and all out-of-pocket costs and expenses (including attorneys’ fees), judgments, fines, claims, losses, penalties, damages, interest, awards, liabilities or obligations directly or indirectly suffered or incurred by any such person or entity in connection with their cooperation and assistance obligations set forth in or related to Section 5.13 and/or this Section 5.17, except and only to the extent such costs, expenses, judgments, fines, claims, losses, penalties, damages, interest, awards, liabilities or obligations are finally determined in a judicial proceeding (and not subject to further appeal) to have resulted from the gross negligence, bad faith or willful misconduct of the Company, any such Subsidiary or such Representatives, (ii) reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company, its Subsidiaries and such Representatives in connection with their cooperation and assistance obligations set forth in or related to Section 5.13 and/or this Section 5.17, and (iii) reimburse the Company for all fees and out-of-pocket expenses of the Company’s independent registered accounting firm or its other Representatives incurred in connection with the cooperation and assistance obligations of the Company, its Subsidiaries and their respective Representatives as set forth in Section 5.13 and this Section 5.17.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a) Completion of Offer. Merger Sub shall have previously accepted for payment all shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer.

(b) No Orders. No Governmental Authority of competent jurisdiction shall have issued any Order which is then in effect that enjoins or otherwise prohibits the consummation of the Merger.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination by Mutual Consent. This Agreement may be terminated at any time before the Effective Time, by mutual written consent of Parent and the Company.

Section 7.2 Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time before the Effective Time:

(a) if the Acceptance Time has not occurred by March 23, 2016 (the “Outside Date”); provided that, notwithstanding the foregoing, the right to terminate this Agreement under this Section 7.2(a) shall not be available to any party to this Agreement whose breach of any covenant or agreement of this Agreement has materially contributed to, or resulted in, the failure of the Acceptance Time to have occurred by such date;

(b) if any Order having the effect set forth in Section 6.1(b) shall be in effect and shall have become final and nonappealable; or

(c) if the Offer shall have been terminated or shall have expired (and not been extended) in accordance with its terms and the terms of this Agreement without Merger Sub being required to accept for payment any shares of Common Stock pursuant to the Offer; provided that, notwithstanding the foregoing, the right to terminate this Agreement under this Section 7.2(c) shall not be available to any party to this Agreement whose breach of any covenant or agreement of this Agreement has materially contributed to, or resulted in, the failure of the Acceptance Time to have occurred by such date.

Section 7.3 Termination by Parent. This Agreement may be terminated by Parent at any time before the Acceptance Time:

(a) following any Adverse Recommendation Change; or

(b) if the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of an Offer Condition set forth in clause (c)(iii) or (c)(iv) of Exhibit A and (ii) cannot be cured or, if capable of being cured, has not been cured within twenty (20) Business Days after the Company’s receipt of written notice of such breach from Parent, but only so long as neither Parent nor Merger Sub are then in material breach of their respective representations, warranties, covenants or agreements contained in this Agreement.

Section 7.4 Termination by the Company. This Agreement may be terminated by the Company at any time before the Acceptance Time:

(a) in order to enter into, concurrently with the termination of this Agreement, a Company Acquisition Agreement providing for the implementation of a Superior Proposal; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.4(a) unless the Company has complied with Section 5.4 and has paid, or simultaneously with the termination of this Agreement pays, the Company Termination Fee in accordance with Section 7.6; or

(b) if Parent or Merger Sub breaches any of their respective representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would reasonably be expected to result in a Parent Material Adverse Effect and (ii) cannot be cured or, if capable of being cured, has not been cured within twenty (20) Business Days after Parent’s receipt of written notice of such breach from the Company, but only so long as the Company is not then in material breach of its representations, warranties, covenants or agreements contained in this Agreement.

Section 7.5 Effect of Termination. If this Agreement is terminated pursuant to this Article VII, written notice thereof shall be given to the other party or parties, as the case may be, specifying the provision hereof pursuant to which such termination is made and, except as set forth in this Section 7.5, this Agreement shall become void and of no further force and effect, with no liability (other than as provided in Section 7.6) on the part of any party to this Agreement (or any stockholder or Representative of such party); provided that no such termination shall relieve any party hereto of any liability or damages resulting from fraud or the Willful and Material Breach by such party of its representations, warranties, covenants, obligations or agreements set forth in this Agreement. The provisions of Section 5.3(c),

Section 5.10, this Section 7.5, Section 7.6, Article VIII and the Confidentiality Agreement shall survive any termination of this Agreement. “Willful and Material Breach” means a material breach, or a material failure to perform, in each case that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

Section 7.6 Fees and Expenses Following Termination.

(a) The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to $21,300,000 (the “Company Termination Fee”):

(i) if this Agreement is terminated by the Company pursuant to Section 7.4(a), in which case payment shall be made concurrently with such termination;

(ii) if this Agreement is terminated by Parent pursuant to Section 7.3(a), in which case payment shall be made within five (5) Business Days following such termination; or

(iii) if (A) a Takeover Proposal made after the date of this Agreement shall have been publicly made or publicly proposed to the Company or otherwise becomes publicly known, in each case prior to the Acceptance Time, (B) thereafter this Agreement is terminated by the Company or Parent pursuant to Section 7.2(a) (and there shall not have been a failure of an Offer Condition set forth in clause (b) or (c)(i) of Exhibit A) or by Parent pursuant to Section 7.3(b) and (C) within twelve (12) months following the date of such termination, the Company enters into a definitive Contract with respect to any transaction specified in the definition of “Takeover Proposal” or any such transaction is consummated, in each case whether or not involving the same Takeover Proposal or the Person making the Takeover Proposal referred to in clause (A), in which case payment shall be made within five (5) Business Days following the earlier of the date on which the Company (x) enters into such Contract or (y) consummates such transaction. For purposes of the foregoing clauses (A) and (C) only, references in the definition of the term “Takeover Proposal” to the figure “20%” shall be deemed to be replaced by “50%.”

(b) Parent and the Company acknowledge that (i) the fees and other provisions of this Section 7.6 are an integral part of the Transactions, (ii) without these agreements, Parent and the Company would not enter into this Agreement, and (iii) any amount payable pursuant to this Section 7.6 does not constitute a penalty. If the Company fails to pay the Company Termination Fee or any portion thereof and Parent or Merger Sub commences a suit which results in a judgment against the Company for the Company Termination Fee or any portion thereof, the Company shall pay Parent and Merger Sub their costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Company Termination Fee, as applicable (or any portion thereof that has not been paid timely in accordance with this Agreement) and on the amount of such costs and expenses at the prime rate published in the Wall Street Journal on the date such payment was required to be made through the date of payment. In no event will the Company be obligated to pay the Company Termination Fee on more than one occasion.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Certain Definitions. For purposes of this Agreement:

(a) “Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a Person making a Takeover Proposal (and/or its Affiliates) entered into prior to the date hereof, or if entered into on or after the date hereof, entered into only in compliance with the provisions of Section 5.4 and on terms not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (except that such confidentiality agreement (i) need not include a standstill or similar provisions and (ii) may contain additional provisions that expressly permit the Company to comply with the provisions of Section 5.4).

(b) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person; provided that neither any Person that owns equity securities of the Company nor any Affiliate or portfolio company of such Person shall be deemed to be an Affiliate of the Company solely by virtue of such Person’s ownership of equity securities of the Company. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise.

(c) “Applicable Exchange” means the Nasdaq Stock Market.

(d) “Business Day” means any day other than Saturday, Sunday or a federal holiday under the applicable rules or regulations of the SEC.

(e) “Businesses” means, collectively, the business of the Company and its Subsidiaries.

(f) “CFIA” means the Canadian Food Inspection Agency.

(g) “Company Credit Agreement” means the Credit Agreement dated as of July 9, 2013 (as amended from time to time prior to the date hereof) by and among Boulder Brands USA, Inc., a Delaware corporation, as borrower, the Company, as a guarantor, the other guarantors from time to time party thereto, the lenders from time to time party thereto, and Citibank, N.A., as administrative agent.

(h) “Company Material Adverse Effect” means any event, condition, change, occurrence or development of a state of circumstances or facts that, individually or when taken together with all other relevant events, conditions, changes, occurrences or developments of a state of circumstances or facts, (A) has or would reasonably be expected to have a material adverse effect on the Businesses, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (B) would prevent, impair or materially delay the consummation of the Transactions; provided that, for purposes of clause (A), the term “Company

Material Adverse Effect” shall not include any such effect relating to or arising from: (i) any national, international, foreign, domestic or regional economic, financial, social or political conditions (including changes therein) in general, (ii) changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof), (iii) changes in interest, currency or exchange rates or the price of any security or market index, (iv) changes or proposed changes in legal or regulatory conditions, including changes in Law, GAAP or other accounting principles or requirements, or standards, interpretations or enforcement thereof, (v) changes in the health and wellness food industry (or any segment or subsegment thereof), (vi) changes in any commodity markets or conditions (including any changes in price or availability or other disruptions of any such markets or conditions), (vii) any change in the market price or trading volume of any securities of the Company or any of its Subsidiaries, or the change in, or failure of the Company to meet, or the publication of any report regarding, any internal or public projections, forecasts, budgets or estimates of or relating to the Company or any of its Subsidiaries for any period, including with respect to revenue, margins, profit, earnings, cash flow or cash position (it being understood that the underlying causes of such change or failure may, if they are not otherwise excluded from the definition of Company Material Adverse Effect, be taken into account in determining whether a Company Material Adverse Effect has occurred), (viii) the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism or military conflicts, whether or not pursuant to the declaration of an emergency or war, (ix) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural or manmade disasters, any epidemic, pandemic or other similar outbreak (including any non-human epidemic, pandemic or other similar outbreak) or any other national, international or regional calamity, (x) any Legal Action arising from or relating to this Agreement or the Transactions, (xi) the execution, announcement, performance or existence of this Agreement, the identity of Parent, the taking or not taking of any action to the extent expressly required by this Agreement, or the pendency or contemplated consummation of the Transactions, including any actual or potential loss or impairment of any Contract or any customer, supplier, partner, employee or other business relation due to any of the foregoing in this subclause or (xii) any action taken, or not taken, with the express prior written consent of Parent; provided, further, that the exceptions set forth in subclauses (i), (ii), (iii), (iv) or (v) immediately above shall not apply to the extent that such event, condition, change, occurrence or development of a state of circumstances or facts has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared to other similarly situated participants in the health and wellness food industry and provided, further, that with respect to references to “Company Material Adverse Effect” in the representations and warranties set forth in Section 3.6 and Section 3.7, the exception set forth in subclause (xi) shall not apply.

(i) “Company Organizational Documents” means the certificate of incorporation and bylaws (or the equivalent organizational documents) of the Company and its Subsidiaries as in effect on the date of this Agreement.

(j) “Company Stock Plans” means all plans set forth on Section 3.15(a) of the Company Disclosure Letter under which Company Equity Awards have been granted.

(k) “Contract” means any contract, agreement, indenture, note, bond, loan, lease, sublease, conditional sales contract, mortgage, license, sublicense, obligation, promise, undertaking, commitment or other binding arrangement (in each case, whether written or oral).

(l) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.

(m) “FDA” means the United Stated Food and Drug Administration.

(n) “Financing Sources” means the agents, arrangers, lenders and other entities (including the Lenders) that have committed to provide or arrange all or any part of the Financing or any other financing to be obtained by Parent or Merger Sub in connection with the transactions contemplated hereby, including the parties to any joinder agreements, incremental agreements, indentures or credit agreements entered into in connection therewith, and their respective successors and assigns.

(o) “Governmental Authority” means: (i) any federal, state, local, municipal, foreign or international government or governmental authority, quasi governmental entity of any kind, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private) or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, or (ii) any self-regulatory organization.

(p) “Hazardous Substances” means: (i) any substance that is listed, classified or regulated under any Environmental Law, (ii) to the extent regulated under any Environmental Law, any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, ammonia, chlorofluorocarbon or other refrigerant, radioactive material or radon, or (iii) any other substance that is or may become the subject of regulatory action under any Environmental Law.

(q) “Intellectual Property” means: (i) patents and patent applications, (ii) trademarks, service marks, trade names and trade dress, (iii) Internet domain names, (iv) copyrights, (v) registrations and applications for registration of any of the foregoing in (i)-(iv), and (vi) trade secrets.

(r) “Intervening Event” means any material event, fact, circumstance, development or occurrence that (i) was not known to, or reasonably foreseeable by, the Company Board as of or prior to the date hereof, and (ii) becomes known to the Company Board prior to the Acceptance Time.

(s) “Knowledge” means, (i) when used with respect to Parent, the actual knowledge of Bob Gamgort, Craig Steeneck or Kelley Maggs, and (ii) when used with respect to the Company, the actual knowledge of James B. Leighton, Christine Sacco, Timothy R. Kraft, Phil Anson or Kyle Heberle.

(t) “Law” means any law, common law, statute, ordinance, code, regulation, rule or other requirement of any Governmental Authority, and any Orders.

(u) “Licensed Intellectual Property” means all material Intellectual Property related to the Businesses that is owned by a third party and licensed or sublicensed by the Company or any of its Subsidiaries, as the case may be.

(v) “Liens” means any mortgages, liens, pledges, security interests, claims, options, rights of first offer or refusal, charges or other encumbrances in respect of any property or asset, including any restrictions on sale or transfer or, in the case of shares or units of equity interests, any restriction on the right to vote such shares or units (other than encumbrances imposed by applicable securities Laws and any license of, option to license, or covenant not to assert claims of infringement, misappropriation or other violation with respect to, Intellectual Property).

(w) “Non-Party Affiliates” means with respect to the Financing Sources, their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, controlling persons, agents and representatives, and their respective successors and assigns.

(x) “Orders” means any orders, decisions, judgments, writs, injunctions, decrees, awards or other determination of any Governmental Authority.

(y) “Owned Intellectual Property” means all material Intellectual Property related to the Businesses that is owned by either the Company or any of its Subsidiaries, as the case may be.

(z) “Parent Material Adverse Effect” means any event, condition, change, occurrence or development of a state of circumstances or facts that, individually or when taken together with all other events, conditions, changes, occurrences or developments of a state of circumstances or facts, would prevent, impair or materially delay the consummation of the Transactions or prevent or materially impair or delay the ability of Parent or Merger Sub to perform its obligations hereunder.

(aa) “Permitted Lien” means (i) any Lien for Taxes which are not yet due or which are being contested in good faith and for which accruals or reserves have been established, in each case, to the extent required by GAAP, (ii) Liens that are disclosed on the most recent consolidated balance sheet or notes thereto (or securing liabilities reflected on such balance sheet), (iii) in the case of real property, the following non-monetary Liens or other imperfections of title, if any, to the extent they could not, individually or in the aggregate, reasonably be expected to impair the marketability, value or use of the assets subject to such Liens in any material respect and are not otherwise materially adverse to the Company and its Subsidiaries: (A) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, and (B) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iv) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, (v) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business for amounts not yet due or which are being contested in good faith and for which accruals or reserves have been established, in each case, to the extent required by GAAP, (vi) in the case of leased real property, any Lien to which the fee or any other interest in the leased premises is subject, (vii) Liens pursuant to the Company Credit Agreement, and (viii) other Liens that could not, individually or in the aggregate, reasonably be expected to materially impair the current use of the assets subject to such Liens.

(bb) “Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including a Governmental Authority.

(cc) “Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of such Person.

(dd) “Rights” or “rights” means any rights, title, interest or benefit of whatever kind or nature.

(ee) “Seller Related Party” means the Company and each of its Affiliates and their respective Affiliates’ stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives (other than Parent, Merger Sub or any of their respective Affiliates).

(ff) “Subsidiary” means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than 50% of the equity interests, capital stock, voting stock or other equity or voting interests of such other Person.

(gg) “Superior Proposal” means a bona fide written Takeover Proposal which is received by the Company after the date hereof other than as the result of a violation of Section 5.4 of this Agreement and which the Company Board determines, in its good faith judgment, after consultation with its legal and financial advisors and taking into account all financial, legal, regulatory and any other aspects of the Takeover Proposal, the Person or Persons making the proposal and other aspects of the Takeover Proposal that the Company Board deems relevant, is (i) more favorable, from a financial point of view, to the stockholders of the Company than the Transactions and (ii) reasonably likely to be completed on the terms proposed and is not subject to any due diligence investigation or express financing condition; provided that for purposes of the definition of “Superior Proposal” the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”

(hh) “Takeover Proposal” means any proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent or any of its Affiliates, for (i) a merger, consolidation or business combination involving 20% or more of the capital stock of the Company or consolidated assets of the Company and its Subsidiaries, taken as a whole, (ii) a sale, lease, exchange, transfer or other disposition, in a single transaction or series of related transactions, of 20% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole, or (iii) a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 20% or more of the voting power of the capital stock of the Company, including by way of a tender offer or exchange offer.

(ii) “Tax Returns” means any and all reports, returns, declarations, disclosures, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

(jj) “Tax” or “Taxes” means any federal, state, local or non-U.S. income, gross receipts, payroll, employment, excise, franchise, profits, withholding, social security, real property, personal property, sales, use, transfer, value added, alternative or add-on minimum or other tax, including any interest, penalty, or addition thereto.

(kk) “USDA” means the United States Department of Agriculture.

Section 8.2 Interpretation. Unless the express context otherwise requires:

(a) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean U.S. dollars;

(d) references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f) references herein to any gender shall include each other gender;

(g) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided that nothing contained in this Section 8.2 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(j) the word “or” shall be disjunctive but not exclusive;

(k) references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(l) the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement;

(m) with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence;

(n) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”;

(o) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day;

(p) references herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement”; and

(q) the term “made available” and words of similar import, when used in this Agreement, shall mean the relevant documents, instruments or materials were (i) provided in writing to the relevant party, (ii) posted and made available to Parent on the Intralinks due diligence data site maintained by the Company for the purpose of the Transactions or (iii) publicly made available in the Company SEC Reports (including the Schedule 14D-9), in each case prior to the date of this Agreement.

Section 8.3 No Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement shall survive the Effective Time. This Section 8.3 shall not limit any covenant or agreement of the parties to this Agreement that, by its terms, contemplates performance after the Effective Time.

Section 8.4 Governing Law. This Agreement, and any dispute, claim, legal action, suit, proceeding or controversy arising out of or relating hereto, shall be governed by, and construed in accordance with, the Law of the State of Delaware, without regard to conflict of law principles thereof.

Section 8.5 Submission to Jurisdiction; Service. Each party to this Agreement (a) irrevocably and unconditionally submits to the personal jurisdiction of the Chosen Courts (as defined below), (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that any action or proceeding arising out of or relating to this Agreement or the Transactions shall be brought, tried and determined only in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (the “Chosen Courts”), (d) waives any claim of improper venue or any claim that the Chosen Courts are an inconvenient forum, and (e) agrees that it will not bring any action arising out of or relating to this Agreement or the Transactions in any court other than the Chosen Courts. The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.7 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof. Notwithstanding the foregoing, each Seller Related Party and each of the other parties hereto (a) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources or their respective Non-Party Affiliates in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (b) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (c) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 8.7 shall be effective service of process against it for any such action brought in any such court, (d) waives and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (e) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

Section 8.6 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATE TO THIS AGREEMENT OR THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY AND EACH SELLER RELATED PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE FINANCING OR THE TRANSACTIONS (INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE (AND THEIR RESPECTIVE NON-PARTY AFFILIATES)). EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a party as shall be specified by like notice):

If to Parent or Merger Sub, to:

Pinnacle Foods Inc.

399 Jefferson Road

Parsippany, New Jersey 07054

Attention:         Kelley Maggs

Facsimile:        (973) 386-8984

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

Attention:  Robert I. Townsend III, Esq.

                  Jonathan L. Davis, Esq.

Facsimile: (212) 474-3700

Email:       rtownsend@cravath.com

                  jdavis@cravath.com

If to the Company, to:

Boulder Brands, Inc.

1600 Pearl Street, Suite 300

Boulder, Colorado 80302

Attention:  Timothy R. Kraft, Esq.

E-Mail:       tkraft@boulderbrands.com and legal@boulderbrands.com

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Attention:  Philip Richter, Esq.

                  Matthew Soran, Esq.

Facsimile: (212) 859-4000

E-Mail:       philip.richter@friedfrank.com

                     matthew.soran@friedfrank.com

All such notices or communications shall be deemed to have been delivered and received (a) if delivered in person, on the day of such delivery, (b) if by facsimile or electronic mail, on the day on which such facsimile or electronic mail was sent; provided that receipt is personally confirmed by telephone, (c) if by certified or registered mail (return receipt requested), on the seventh (7th) Business Day after the mailing thereof, or (d) if by reputable overnight delivery service, on the second (2nd) Business Day after the sending thereof.

Section 8.8 Amendment; Extension; Waiver. At any time before the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement, or (c) subject to applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement. Notwithstanding the foregoing, (A) after the Acceptance Time, termination of this Agreement pursuant to Section 7.1 and any amendments to this Agreement shall require, in addition to the consent of Parent and Merger Sub, the consent of the Company Board and, at the time of such consent, either (x) a majority of the Continuing Directors or (y) if the Continuing Directors constitute a minority of the Company Board, each Continuing Director approves such termination or amendment, (B) after the Acceptance Time, no amendment shall be made that decreases or changes the form of the Merger Consideration or that would result in the Merger not being consummated as promptly as practicable after the Acceptance Time, and (C) no amendment shall be made to this Agreement after the Effective Time. Subject to the foregoing and applicable Law, this Agreement may be amended by the parties only if set forth in an instrument in writing signed by each of the parties and any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement. Notwithstanding anything to the contrary contained herein, Sections 8.5, 8.6, 8.10 and 8.14(b) (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) may not be amended, supplement, waived or otherwise modified in any manner that impacts or is otherwise adverse in any respect to the Financing Sources or their respective Non-Party Affiliates without the prior written consent of the Financing Sources.

Section 8.9 Entire Agreement. This Agreement (including the exhibits and schedules hereto), the Company Disclosure Letter and the Confidentiality Agreement contain all of the terms, conditions and representations and warranties agreed to by the parties relating to the subject matter of this Agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.

Section 8.10 No Third-Party Beneficiaries. Except (a) as provided in Section 5.6, (b) for the rights of holders of Common Stock, Company Options or Company RSUs to receive the Merger Consideration and the Option Consideration and the other payments contemplated by Section 2.3, (c) Section 5.17(g), in respect of which the Persons referred to therein shall be express third party beneficiaries and (d) as provided in Sections 8.5, 8.6, 8.8 and 8.14, in respect of which the Financing Sources and their respective Non-Party Affiliates shall be express third party beneficiaries (and each of such Sections shall expressly inure to the benefit of the Financing Sources and their respective Non-Party Affiliates and each of the Financing Sources and their respective Non-Party Affiliates shall be entitled to rely on and enforce the provisions of such Sections, Parent, Merger Sub and the Company hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 8.11 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, then (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

Section 8.12 Rules of Construction. The parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Subject to and without limiting the introductory language to Article III, the Company has or may have set forth information in the Company Disclosure Letter in a section of such disclosure letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in the Company Disclosure Letter shall not constitute an admission by such party that such item is material, that such item has had or would have a Company Material Adverse Effect or that the disclosure of such be construed to mean that such information is required to be disclosed by this Agreement.

Section 8.13 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns. No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion except that Merger Sub may assign, in its sole discretion, any of or all of its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of Parent; provided that no such assignment shall relieve Merger Sub of any of its obligations hereunder. Any purported assignment not permitted under this Section 8.13 shall be void.

Section 8.14 Specific Performance.

(a) The parties to this Agreement agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chosen Courts, this being in addition to any other remedy at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that or otherwise assert that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

(b) Notwithstanding anything to the contrary contained herein, (i) no Seller Related Party shall have any rights or claims against any Financing Source or their respective Non-Party Affiliates in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, and no Financing Source or their respective Non-Party Affiliates shall have any rights or claims against any Seller Related Party in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided that, following consummation of the Merger, the foregoing will not limit the rights of the parties to the Financing under any commitment letter related thereto and (ii) no Financing Source or their respective Non-Party Affiliates shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature. The Company, on behalf of each Seller Related Party, hereby waives any rights or claims against the Financing Sources and their respective Non-Party Affiliates in connection with this Agreement or the Financing, whether at law or equity, in contract, in tort or otherwise and each Seller Related Party agrees not to commence (and if commenced agrees to dismiss or otherwise terminate) any legal proceeding against any Financing Source or their respective Non-Party Affiliates in connection with this Agreement or the transactions contemplated hereby (including any legal proceeding relating to the Financing).

Section 8.15 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement. Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement. This Agreement shall become effective when, and only when, each party hereto shall have received a counterpart signed by all of the other parties hereto.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

PINNACLE FOODS INC.

By:	/s/ Craig Steeneck
Name: Craig Steeneck Title: Executive Vice President and CFO

SLOPE ACQUISITION INC.

By:	/s/ Kelley Maggs
Name: Kelley Maggs Title: Vice President

BOULDER BRANDS, INC.

By:	/s/ James B. Leighton
Name: James B. Leighton Title: Interim Chief Executive Officer and Chief Operating Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

OFFER CONDITIONS

Notwithstanding any other provision of the Offer or this Agreement, but subject to applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, Merger Sub shall not be required to accept for payment or pay for any shares of Common Stock if:

(a) there shall not have been validly tendered and not validly withdrawn prior to the expiration of the Offer that number of shares of Common Stock which, when added to the shares of Common Stock, if any, already owned by Parent and its Subsidiaries, but excluding, for the avoidance of doubt, any shares of Common Stock tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee, would represent at least a majority of the Fully Diluted Shares (the “Minimum Tender Condition”);

(b) the waiting period applicable to the purchase of shares of Common Stock pursuant to the Offer or the consummation of the Merger under the HSR Act shall not have expired or been terminated (the “Antitrust Condition”);

(c) any of the following conditions have occurred and be continuing at the time of expiration of the Offer or immediately prior to such payment:

(i) any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect that enjoins or otherwise prohibits the consummation of the Offer or the Merger;

(ii) since the date of this Agreement, there shall have occurred a Company Material Adverse Effect;

(iii) (A) the representations and warranties of the Company set forth in Section 3.12(b) shall not be true and correct in all respects, at and as of such date, as though made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), (B) any of the representations and warranties of the Company set forth in Sections 3.1, 3.3, 3.4, 3.8 (other than 3.8(d)), 3.27 or 3.28 shall not be true and correct in all material respects, without regard to any “materiality,” “Company Material Adverse Effect” or similar qualifications contained in them, at and as of such date, as though made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) or (C) any of the other representations and warranties of the Company set forth in the Agreement shall not be true and correct in all respects, without regard to any “materiality,” “Company Material Adverse Effect” or similar qualifications contained in them, at and as of such date, as though made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), with only such exceptions as would not individually or in the aggregate have a Company Material Adverse Effect;

Exhibit A-1

(iv) the Company shall have failed to perform in any material respect its obligations required to be performed by it under the Agreement at or before such time;

(v) the Agreement shall have been terminated in accordance with its terms; or

(vi) Parent shall have failed to receive from the Company a certificate, signed by an executive officer of the Company, certifying that none of the conditions set forth in clauses (ii), (iii) or (iv) of this paragraph (c) shall be continuing as of the expiration of the Offer.

The foregoing conditions set forth in clause (c) are for the sole benefit of Parent and Merger Sub and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time and in the sole discretion of Parent or Merger Sub (except for the Minimum Tender Condition), subject in each case to the terms of the Agreement and applicable Law. Any reference in this Exhibit A or in the Agreement to a condition or requirement being satisfied shall be deemed met if such condition or requirement is so waived. The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate and/or modify the Offer pursuant to the terms and conditions of the Agreement. The failure by Parent, Merger Sub or any other Affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

“Fully Diluted Shares” means, as of any time, the sum of (A) all shares of Common Stock then issued and outstanding; and (B) all shares of Common Stock that the Company may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding in-the-money options, warrants or securities convertible or exchangeable into shares of Common Stock, or other in-the-money rights to acquire or be issued shares of Common Stock, regardless of the conversion or exercise price or other terms and conditions thereof.

Capitalized terms used in this Exhibit A but not defined herein shall have the meanings set forth in the Agreement to which it is attached.

Exhibit A-2

EXHIBIT B

Certificate of Incorporation of the Surviving Corporation

Exhibit B-1

EXHIBIT B

CERTIFICATE OF INCORPORATION

OF

BOULDER BRANDS, INC.

FIRST: The name of the corporation (hereinafter called the “Corporation”) is Boulder Brands, Inc.

SECOND: The address, including street, number, city and county, of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801, and the name of the registered agent of the Corporation in the State of Delaware at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The aggregate number of shares which the Corporation shall have authority to issue is 1,000 shares of Common Stock, par value $0.01 per share.

FIFTH: In furtherance and not in limitation of the powers conferred upon it by law, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

SIXTH: The Corporation reserves the right to amend, alter, change or repeal any provisions contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute, and this Certificate of Incorporation, and all rights conferred upon stockholders and directors herein, are granted subject to this reservation.

SEVENTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article SEVENTH by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

EIGHTH: Section 1. The Corporation shall indemnify, to the full extent then permitted by the General Corporation Law of the State of Delaware as it exists or as it may hereafter be amended, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (whether or not by or in the right of the

Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually, and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 2. The Corporation shall indemnify any person, to the full extent then permitted by the General Corporation Law of the State of Delaware as it exists or as it may hereafter be amended, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 3. To the extent that a person who is or was a director, officer, employee or agent of the Corporation, or a director, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise with which he is or was serving at the request of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article EIGHTH, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Section 4. Any indemnification under Sections 1 or 2 of this Article EIGHTH (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in said Section 1 or 2. Such determination shall be made (i) by the Board by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

Section 5. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation pursuant to this Article EIGHTH.

Section 6. The indemnification and advancement of expenses provided by, or granted pursuant to the other sections of this Article EIGHTH, shall not be deemed exclusive of any other rights to which any person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article EIGHTH shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 7. The Corporation may purchase and maintain insurance (and pay the entire premium therefor) on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article EIGHTH or of Section 145 of the General Corporation Law of the State of Delaware.

Section 8. For the purposes of this Article EIGHTH references to “the Corporation” include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this section with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

Section 9. The invalidity or unenforceability of any provision of this Article EIGHTH shall not affect the validity or enforceability of the remaining provisions of this Article EIGHTH.

NINTH: Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.